ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MAY 31, 2025

DATED AS OF AUGUST 27, 2025

542 Newbold Street
London, Ontario N6E 2S5

TEL: 226.784.8889
www.adurocleantech.com

PRELIMINARY NOTES

In this Annual Information Form ("AIF"), Aduro Clean Technologies Inc. is referred to as the "Company" or "Aduro". All information in this AIF is as of May 31, 2025, unless otherwise indicated. For additional information and details, readers are referred to the audited consolidated financial statements for the year ended May 31, 2025 and notes that follow, as well as the accompanying annual Management's Discussion and Analysis, which are available on the Canadian Securities Administrator's SEDAR System at www.sedarplus.ca.

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Aduro cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on the behalf of the Company. Statements contained in this AIF that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities laws.

Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on estimates and assumptions about future economic conditions and courses of action. The words "believes", "expects", "intends", "projects" and "anticipates", and other similar expressions, commonly identify such Forward-Looking Information.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. In this AIF, Forward-Looking Information includes, but is not limited to, the Company's limited operating history upon which an evaluation of the Company and its prospects can be based; the Company's ability to generate profits; the Company's ability to manage growth; the adverse effect of competitors on the Company's operation, strategies and profitability; the Company's ability to successfully develop, protect and commercialize its technology; the environmental impact of the Company's technology and its ability to reduce waste; the HCT's higher performance with lower energy consumption, resulting in a greener approach compared to conventional methods and technology; the Company's belief that the HCT process is expected to have a lower environmental footprint, produce higher yields at higher quality, and generate fewer harmful by-products; the HCT's ability to be applied to various feedstocks, allowing for efficient processing of different materials and minimizing environmental impact; the ability of the Company's technology to reduce the environmental impact associated with petroleum production and processing, landfilling, waste incineration, and gasification; the expectation that HCT will reduce the production of new plastics from petroleum by increasing the recycling rate of waste plastics into oils; the operational risks against which the Company may not be insured against or for which insurance is not available; the impact of negative cash flows on the Company's operations and how, if the Company is unable to obtain further financing, the Company's business operations may fail; the impact of strong market fluctuation that can negatively affect the pricing of commodities such as biofuels or crude oils; the impact of government regulations that can negatively affect economic justifications and or models; other risks described in this AIF and described from time to time in the Company's documents filed with Canadian securities regulatory authorities; and the impact of COVID-19 or any other potential future pandemics or disease outbreaks on the Company's ability to raise capital, successfully develop, and commercialize its technology.

Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this AIF to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The Forward-Looking Information in this AIF is based on management's beliefs, estimates and opinions and is given only as of the date of this AIF, and is subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the Forward-Looking Information. Persons reading this AIF are cautioned that statements containing Forward-Looking Information are only predictions, and that the Company's actual future results or performance are subject to certain risks and uncertainties. Material risks related to the Company's HCT that could cause actual events or results to differ materially from those anticipated in the Forward-Looking Information include, but are not limited to, the following: the actual performance and energy efficiency of the HCT process may not meet expectations, leading to higher operational costs and lower environmental benefits; the adoption of HCT technology by industry stakeholders may be slower than anticipated, affecting the Company's ability to achieve projected environmental benefits; changes in environmental regulations could impact the feasibility and cost-effectiveness of the HCT process; potential issues in scaling up the technology for commercial use, including technical failures and supply chain disruptions; the emergence of new technologies or improvements in existing methods could reduce the competitive advantage of HCT; and fluctuations in market conditions, such as the price of raw materials and energy, could affect the cost savings and environmental impact of the HCT process. See additional risk factors that may cause actual events or results to differ materially from those anticipated in the Forward-Looking Information under the heading "Risk Factors" in this AIF.

The material factors and assumptions used by the Company's management to develop the Forward-Looking Information include, but are not limited to, the following: the Company's ability to obtain any necessary financing on acceptable terms; the timing and amount of capital expenditures; the retention of skilled personnel; the extensive research by the Company on HCT through numerous controlled technology evaluation sessions and the data and reports obtained from such technology evaluation sessions; the timely receipt of any required regulatory approvals; the continuation of current tax and regulatory regime; the current exchange rate and interest rates; and general economic and financial market conditions. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

The Forward-Looking Information contained in this AIF is expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on Forward-Looking Information.

GLOSSARY OF TERMS

In this AIF, including under "Preliminary Notes", unless otherwise stated, the following capitalized words and terms have the following meanings:

"$"	means Canadian dollars, unless otherwise specified;

"Aduro" or the "Company"	means Aduro Clean Technologies Inc. which was formerly named Dimension Five Technologies Inc., which is the publicly-traded entity and was incorporated under the BCBCA on January 10, 2018;

"Aduro Discounted Share Price"	means the greater of (on a pre-Consolidated basis): (i) 0.65 times the volume weighted average trading price of the Shares for the five trading days prior to the First Milestone Achievement Date, and (ii) $0.05;

"Aduro Energy Convertible Notes"	means convertible promissory notes issued by Aduro Energy Inc. which are convertible into Aduro Shares;

"Aduro Energy"	means Aduro Energy Inc.;

"Aduro Energy Intellectual Property"	means: (a) any item of Intellectual Property solely owned by the Aduro (including the patents and patent applications), and (b) any item of Intellectual Property in which the Aduro has or purports to have a joint or shared ownership interest;

"Aduro Energy Noteholders"	means the holders of Aduro Energy Convertible Notes;

"Aduro Energy Securities"	means the Aduro Energy Shares and Aduro Energy Convertible Notes, and any other securities or other indebtedness of the Aduro convertible into Aduro;

"Aduro Energy Shares"	means the Class A Common Shares, Class B Common Shares and Class A Preference Shares, all without par value, in the capital of Aduro Energy;

"Aduro Energy Vendors"	means the holders of Aduro Energy Securities immediately prior to the Closing;

"Aduro Financing"	means the non-brokered private placement offering of Shares pursuant to which D5 raised gross proceeds of $502,222 through the issuance of 10,044,440 (pre-Consolidation) Shares, at price of $0.05 per Share;

"Affiliate"	means with respect to any specified Person at any time, each Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under direct or indirect common control with, such specified Person at such time;

"Amendment Agreement"	means the agreement dated April 5, 2021 between the Company, Aduro Energy and the Aduro Energy Vendors to amend the terms of the Securities Exchange Agreement to: (1) remove the requirements under the First Milestone Protection Plan and the Second Milestone Protection Plan, including the condition requiring entry into the Restricted Stock Agreement in accordance with the First Milestone Protection Plan and the Second Milestone Protection Plan; (2) remove the requirement of D5 to issue 10,000,000 options to directors, officers and consultants of D5 on Closing of the Transaction; and (3) added the requirement for D5 to issue an additional 8,440,087 (2,813,357 post consolidation) Consideration Warrants on the Closing as part of the Consideration Securities to be issued for the Purchase Price;

"April 2022 Share Warrant"	means one Common Share purchase warrant issued by the Company pursuant to two tranches of a private placement that closed on April 8, 2022 and April 27, 2022 respectively;

"April 2022 Unit"	means units issued by the Company pursuant to two tranches of a private placement that closed on April 8, 2022 and April 27, 2022 respectively, with each unit comprised of one Common Share and one April 2022 Share Warrant;

"Associate"	has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"Audit Committee"	means the audit committee of the Company;

"BCBCA"	means the Business Corporations Act (British Columbia), as amended from time to time and including any regulations promulgated thereunder;

"Board"	means the board of directors of the Company;

"Bridge Loan"	means the bridge loan in the principal amount of $500,000 advanced to Aduro Energy by the Company prior to the Closing, of which $50,000 was advanced under the First Promissory Note, $50,000 was advanced under the Second Promissory Note, $15,000 was advanced under the Third Promissory Note, $15,000 was advanced under the Fourth Promissory Note, $20,000 was advanced under the Fifth Promissory Note, $250,000 was advanced under the Sixth Promissory Note and $100,000 was advanced under the Seventh Promissory Note, which funds are secured by the General Security Agreement, and which at Closing was deemed to be an inter-company loan between the Company and its subsidiary, Aduro Energy;

"Brightlands"	Means the Brightlands Chemelot Campus in Geleen, Limburg, the Netherlands;

"CCM"	means Common Cents Media, a US company;

"CEO"	means an individual who acted as the Company's chief executive officer, or acted in a similar capacity, for any part of the most recently completed financial year;

"CEP"	means Aduro's customer engagement program;

"CFO"	means an individual who acted as the Company's chief financial officer, or acted in a similar capacity, for any part of the most recently completed financial year;

"CHILL"	means Chemelot Innovation and Learning Labs;

"Class A Special Warrants"	means special warrants of the Company which are convertible for no additional consideration into Company Shares on a one-for-one basis upon the later of (i) the achievement of the First Milestone, and (ii) distribution by the Special Warrant Trustee in accordance with the terms of the Securities Exchange Agreement, and which shall expire 2 years from the Closing Date if the First Milestone is not achieved within 2 years from the Closing Date;

"Class B Special Warrants"	means special warrants of the Company which are convertible for no additional consideration into Company Shares on a one-for-one basis upon the later of (i) the achievement of the Second Milestone, and (ii) distribution by the Special Warrant Trustee in accordance with the terms of the Securities Exchange Agreement, and which shall expire 4 years from the Closing Date if the Second Milestone is not achieved within 4 years from the Closing Date;

"Closing"	means the closing of the Transaction, which occurred on April 23, 2021;

"Closing Date"	means the date of the Closing, being April 23, 2021;

"Common Share" or "Share"	means a common share without par value in the share capital of Aduro;

"Computershare"	means Aduro's registrar and transfer agent, Computershare Investor Services Inc.;

"Consideration Shares"	the Purchaser Shares to be issued to the Aduro Energy Vendors at the Closing as part of the Purchase Price, and "Consideration Share" means any one of them;

"Consideration Warrants"	means the 2,813,357 non-transferable common share purchase warrants of the Company, included in the Consideration Securities comprising the Purchase Price, exercisable at a price of $0.50 per Share on a post-Consolidation basis for a period of 48 months from the date of Closing, subject to an acceleration provision;

"COO" "CRA"	means Chief Operating Officer; means Crystal Research Associates, LLC, a US company;

"CSE" or "Exchange"	means the Canadian Securities Exchange;

"CTO"	means Chief Technology Officer;

"D5"	means Dimension Five Technologies Inc.;

"Digitonic"	means Digitonic Limited, a company based in Scotland;

"Financing Warrant"	means each non-transferable common share purchase warrant included in each Unit sold in Second Aduro Financing exercisable at a price of $0.167 each ($0.50 on a post-Consolidation basis) for a period of 48 months from the date of closing of the Second Aduro Financing on February 4, 2021, subject to an acceleration provision;

"First Milestone"	means within 2 years of the Closing Date, the operation of a Show Room Unit to successfully obtain Product by application of Technology and validation of the same by Professor Paul Charpentier or such other independent third party agreed upon by the Company and Aduro Energy;

"First Milestone Achievement Date"	means the date on which Professor Paul Charpentier or such other independent third party agreed upon by the Company and Aduro Energy delivers its report to the Company validating that the Company has, through the operation of a Show Room Unit, successfully obtain Product by application of Technology;

"First Milestone Protection Plan"	means the protection plan in respect of the First Milestone which is set forth in the Securities Exchange Agreement;

"First Milestone Restricted Shares"	means the outstanding common shares of the Company and/or options to acquire common shares of the Company held by the Zimtu Group representing a total of 9,708,000 pre-Consolidation common shares;

"First Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $50,000 dated August 7, 2020;

"Fifth Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $20,000 dated December 02, 2020;

"Fourth Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $15,000 dated November 18, 2020;

"Forward-Looking Information"	means forward-looking information or forward-looking statements within the meaning of applicable Canadian securities laws;

"General Security Agreement"	means the general security agreement between Aduro Energy and the Company dated August 7, 2020 pursuant to which funds advanced under the Bridge Loan are secured by a security interest in all of Aduro's Energy current and after acquired property, including the Aduro Energy Intellectual Property;

"GF"	means GF Building Flow Solutions Americas;

"HBU"	means Hydrochemolytic™ Bitumen Upgrading, a water-based technology developed by the Company;

"HCT"	means Hydrochemolytic™ Technology, a novel technology developed by the Company that deconstructs hard-to-recycle chain growth polymers at temperatures lower than those used in current technologies;

"HPU"	means Hydrochemolytic™ Plastics Upcycling, a water-based technology developed by the Company;

"HRU"	means Hydrochemolytic™ Renewables Upgrading, a water-based technology developed by the Company;

"IC Agreement"	means the consulting agreement between Investor Cubed and the Company dated February 8, 2022;

"IP Agreement"	means the consulting agreement between Investment Publishing and the Company dated June 29, 2022;

"Intellectual Property"	means the Aduro HCT platform, protected by ten patents described in section "3.1 General Summary - Operational Highlights";

"Investment Publishing"	means Investment Publishing LLC, a US company;

"Investor Cubed"	means Investor Cubed Inc., an Ontario company;

"July 2022 Unit"	means units issued by the Company on July 19, 2022 pursuant to a non-brokered private placement, with each unit comprised of one Common Share and one July 2022 Warrant;

"July 2022 Warrant"	means one-half of one Common Share purchase warrant issued by the Company on July 19, 2022 pursuant to a non-brokered private placement;

"KCSA"	means Kanan Corbin Schupak & Aronow, Inc. dba KCSA Strategic Communications, a US company;

"Letter of Intent"	means the letter of intent dated July 13, 2020 between the Company and the Aduro Energy in respect of the Transaction;

"Listing Statement"	means this CSE Form 2A Listing Statement dated effective April 27, 2021;

"MD&A"	means, the Management's Discussion and Analysis of the Company;

"Milestones"	means, collectively, the First Milestone and the Second Milestone;

"Mitacs"	means Mitacs Accelerate Grants Program;

"Name Change"	means the change of D5's name to "Aduro Energy Inc." or such other name designated by Aduro Energy which meets the applicable statutory requirements;

"Nasdaq"	means the Nasdaq Capital Market;

"NexGen"	means NexGen Polymers;

"NGP"	means the Company's Next Generation Process, being previous name for the Pilot Plant;

"Note Amending Agreements"	means the agreements amending the Aduro Energy Convertible Notes;

"NSERC"	means the National Sciences and Engineering Research Council Alliance;

"Option Plan"	means the stock option plan of the Company;

"OTBC"	means Outside The Box Capital Inc., an Ontario company;

"Person"	means a company or individual;

"Pilot Plant"	means the pilot plant for the Company's proprietary Hydrochemolytic™ Technology;

"Plan"	means the Company's new omnibus equity incentive plan, to replace the Option Plan;

"Previous Consolidation"	means the three (3) for one (1) consolidation of the Company's capital which was completed on closing of the Transaction on April 23, 2021;

"Product"	means, lighter petroleum oil obtained by upgrading heavier petroleum feedstocks or components thereof, or deoxygenated hydrocarbons obtained from upgrading renewable oil feedstocks, or liquid hydrocarbons obtained by upgrading of certain plastic or rubber feedstocks, where the upgrading is achieved by means of Technology;

"Purchase Price"	means the Consideration Shares and the Special Warrants to be issued as consideration for the Transaction;

"R2 Plastic"	means the Company's pilot-scale Hydrochemolytic™ continuous flow plastic;

"Reporting Issuer"	has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"R&D"	means the research and development undertaken by the Company;

"Restricted Stock Agreement"	means an agreement among the Company, Aduro Energy, Zimtu and each member of the Zimtu Group who owns any First Milestone Restricted Shares or Second Milestone Restricted Shares with respect to the securities subject to the First Milestone Protection Plan and the Second Milestone Protection Plan which will provide that Zimtu may choose the mix of shares/options to be purchased for cancellation thereunder;

"RSU"	means a restricted share unit of the Company representing the right to receive one Common Share in the share capital of Aduro once vested;

"SEDAR"	means the System for Electronic Documents Analysis and Retrieval;

"SEC"	means the United States Securities and Exchange Commission;

"Second Aduro Financing"	has the meaning ascribed to such term in "2.1 - Three Year History - Financial Year Ended May 31, 2021";

"Second Milestone"	means any one or more of the following within 4 years of Closing (on a pre-Consolidation basis):

	1.	A completed financial transaction with an institution which clearly has the capacity to finance Aduro Energy's majority owned commercial operation of a manufacturing plant producing Product for commercial sale;

	2.	Product produced by a manufacturing plant owned in part by Aduro Energy where Aduro Energy's portion of the plant's equity is at least $2,000,000 greater than Aduro Energy's investment;

	3.	A third party entering into a license agreement with Aduro Energy in respect of the Technology which Aduro and such third party estimate will generate at least $5,000,000 in revenue for Aduro Energy over a three year period;

	4.	A third party equity investment in the Company of at least $3,000,000 at a company pre-money valuation of $40,000,000 or more;

	5.	The total market capitalization of the Company remaining at or above $65,000,000 for 19 out of any 20 consecutive trading days;

	6.	The Company having completed a public offering or private placement raising at least $4,000,000 at a minimum price per pre-Consolidation Share of $0.35 ($1.05 on a post-Consolidation basis), or a combination of grants, $0.35 pre-Consolidation share offering ($1.05 on a post-Consolidation basis) and other financing transaction raising at least $4,000,000; or

	7.	A third party enters into an agreement to acquire all of the issued and outstanding Company Shares at a minimum value of $1.00 on a pre-Consolidation basis ($3.00 on a post-Consolidation basis) per share;

"Second Milestone Protection Plan"	means the protection plan in respect of the Second Milestone which is set forth the Securities Exchange Agreement;

"Second Milestone Restricted Shares"	means (i) if any of the First Milestone Restricted Shares have been previously purchased for cancellation by the Company, outstanding common shares of the Company and/or options to acquire common shares of the Company held by the Zimtu Group representing a total of 907,150 pre-Consolidation common shares (302,383 post-Consolidation common shares) and (ii) if none of the First Milestone Restricted Shares have not been purchased for cancellation by the Company, outstanding common shares of the Company and/or options to acquire common shares of the Company held by the Zimtu Group representing a total of 6,307,000 pre-Consolidation common shares (2,102,333 post-Consolidation common shares);

"Second Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $50,000 dated August. 28, 2020;

"Securities Exchange Agreement"	means the Securities Exchange Agreement dated October 22, 2020 among Aduro Energy, the Aduro Energy Vendors and the Company;

"Show Room Unit"	means a pre-pilot reactor system successfully demonstrating the obtaining of Product by application Technology as validated by an independent third party;

"Sixth Promissory Note"	means the amended promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of amended amount of $250,000 dated January 4, 2021;

"Seventh Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $100,000 dated March 4, 2021;

"Special Warrants"	means, collectively, the Class A Special Warrants and the Class B Special Warrants to be issued as part of the Purchase Price;

"Special Warrant Trustee"	means Ofer Vicus, the CEO of the Company;

"Switch Energy"	means Switch Energy Corp., an Ontario company;

"Third Promissory Note"	means the promissory note from Aduro Energy to the Company in respect of the Bridge Loan in the amount of $15,000 dated October 26, 2020;

"Transaction"	means, collectively: (a) the acquisition by the Company of all of the issued and outstanding Aduro Energy Shares from the Aduro Energy Vendors; (b) the Name Change, and (c) all other transactions contemplated by the Securities Exchange Agreement;

"Unit"	means each unit of the Company issued in the Second Aduro Financing, each Unit consisting of one Share and one Financing Warrant;

"US Offering"	means the Company's underwritten U.S. public offering;

"Warrants"	means Common Share purchase warrants of the Company;

"Western University"	means the University of Western Ontario;

"Zeton"	means Zeton Inc., an Ontario company;

"Zimtu"	means Zimtu Capital Corp, a British Columbia company and a reporting issuer pursuant to the Securities Act (British Columbia);

"Zimtu Group"	means Zimtu and/or any subsidiaries or affiliates of Zimtu;

1. CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

The Company was incorporated under the BCBCA on January 10, 2018 under the name "Dimension Five Technologies Inc.". On April 23, 2021 the Company changed its name to "Aduro Clean Technologies Inc".

The principal place of business is located at 542 Newbold Street, London, Ontario, Canada, N6E 2S5. The registered records office is located at Suite 2501, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5 and its telephone number is (604) 683-6498.

On August 20, 2024, the Company completed a consolidation, or a reverse stock split, of its issued and outstanding Common Shares on the basis of one (1) new Common Share for three and a quarter (3.25) old Common Shares resulting in a reduction in its issued and outstanding capital to 27,174,361 Common Shares as of August 20, 2024. Unless otherwise stated as "Pre-Split", the share and per share information in the rest of this AIF reflect such consolidation or reverse split.

On April 23, 2021, the Company previously consolidated its issued and outstanding Common Shares on the basis of one (1) new Common Share for every three (3) old Common Shares resulting in a reduction in its issued and outstanding capital. The Common Shares reserved under the Company's equity and incentive plans were adjusted to reflect the Previous Consolidation. All Common Share and per share data presented in this AIF reflect the Previous Consolidation unless otherwise noted.

The Common Shares are currently listed on the CSE under the symbol "ACT", the Nasdaq under the symbol "ADUR", and the Frankfurt Exchange in Germany under the symbol "9D5". Aduro is a Reporting Issuer in the provinces of British Columbia and Ontario.

1.2 Intercorporate Relationships

The Company has two wholly‐owned subsidiaries: Aduro Energy Inc. and Aduro Clean Technologies Europe B.V.

Aduro Energy was incorporated on December 15, 2011 under the federal laws of Canada and was acquired by the Company in the Transaction.

Aduro Clean Technologies Europe B.V. was incorporated on June 1, 2023 under the laws of the Netherlands. Aduro Energy holds 100% of the shares issued and outstanding in the capital of Aduro Clean Technologies Europe B.V. issued upon incorporation. No shares have been issued of Aduro Clean Technologies Europe B.V. since incorporation.

The following diagram presents the organizational chart of the Company, as of the date of this AIF:

2. GENERAL DEVELOPMENT OF THE BUSINESS

Aduro is an early-stage, Ontario-based clean technology company that has developed a highly flexible chemical recycling platform featuring three water-based technologies: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading. As at of today, the Company owns, through acquisition and development, ten patents, seven granted and three pending.

Aduro currently directs its HCT platform toward these three principal application areas. Aduro's technology transforms lower-value feedstocks into useful, higher- value chemical feedstocks and fuels. Although Aduro's technology can be implemented in stand-alone operations, management believes its greatest economic relevance and impact is achieved through integration into thermal operation infrastructure at existing plants. Accordingly, Aduro aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

Aduro has developed its technology platform to address different applications and market sectors. The Company is currently in the stage of scaling up its technology to a commercial process for its plastic and bitumen applications. Aduro's first significant scale-up step is the development of a semi commercial process which will be designed, built and tested on a pilot scale and subsequently scaled up further to demonstrate on a commercial scale. Aduro has incurred recurring losses since inception and its technology platform has not yet been tested in a commercial setting. Commercializing its technology platform presents several challenges, including that the technology may not perform as expected under real-world conditions, rapid advancements in chemical recycling technology may result in new, more efficient technologies emerging, potentially rendering parts of its technology platform as less efficient, and securing funding may be difficult given the substantial investment required to scale up the technology platform on a commercial scale. The Company does not have a definitive timeline for scaling up its technology to a commercial process for plastic and bitumen applications. In the meantime, Aduro is continuing to engage with prospective customers through technology evaluation projects to guide ongoing development.

Aduro faces a number of challenges since its technology is different from existing approaches in its industry. In particular, the Company's platform is a new and different concept from the existing approaches in its industry and its technology is not yet tested in a commercial setting. The Company also faces many of the common challenges in upscaling of chemical processes, including challenges related to mass and heat transfer, and equipment design. Some particular challenges include the handling of solid or semi-solid feedstock (plastic waste, bitumen), and the high degree of contamination (especially in waste plastic). In addition, the Company's industry has a significant amount of unsettled regulation and many different approaches and strategies.

To deal with these various challenges, Aduro has adopted an early stage approach to connecting with its prospective customers and potential partners on its path towards the commercial development of the Company's technology. The primary objective of these connections, which the Company describes as customer engagements, is to provide Aduro with guidance for the development of its technology and business. Apart from the invaluable guidance in its technological development, the Company regards the connections in its "Customer Engagement Program" as an endorsement of its efforts by reputable and established organizations.

While Aduro has been successful with these engagements for the evaluation of its technology so far, and it is currently in discussions with a number of prospective customers and potential partners for possible collaboration, the Company currently does not have any definitive partnership agreements in place.

2.1 Three Year History

Securities Exercises Since May 31, 2025

Since May 31, 2025, 47,004 shareholder warrants were exercised at an exercise price of $5.20, 146,444 options were exercised at an exercise price of $2.1125, 21,000 options were exercised at an exercise price of $2.34, 48,616 options were exercised at an exercise price of $3.25, 9,000 options were exercised at an exercise price of $3.5425, and 6,885 options were exercised at an exercise price of $6.50, for total proceeds of $837,561. Additionally, 50,119 Share Warrants from November 2024 were exercised on a cashless basis resulting in the issuance of 24,742 common shares and the cancelation of 25,377 warrants.

On July 3, 2025, the Company granted an aggregate of 743,500 stock options to purchase up to 734,500 Common Shares of the Company to certain directors, officers, employees and a consultant of the Company. The options are exercisable for a period of 5 years from the date of grant at a price of $13.50 per Common Share. The options will vest on a monthly basis over a period of two years from the date of grant. In addition, the Company granted 100,000 RSUs to a consultant of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon the date of grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date which is 12 months following the date of grant. All 743,500 of the Options, 100,000 of the RSUs, and the common shares underlying such Options and RSUs are subject to a hold period of four months and one day from the date of issuance.

On June 26, 2025, the Company announced the appointment of David Weizenbach, P.Eng., as Chief Operating Officer, effective July 1st 2025. With over 30 years of experience in engineering leadership, operations, and industrial technology integration, including 25 years at NOVA Chemicals, For the past six months, Mr. Weizenbach has been working closely with the Company in a consulting capacity, supporting operational planning and scale-up strategy.

On June 20, 2025, the Company announced the underwriters of its public offering which closed on June 11, 2025 fully exercised their over-allotment option to purchase an additional 142,180 Common Shares and 71,090, Warrants for total gross proceeds of approximately US$1.2 million. The Common Shares issued pursuant to the over-allotment option were sold in combination with an accompanying half Warrant (with each whole Warrant being exercisable into one common share of the Company). Each whole Warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

On June 11, 2025, the Company announced it closed a public offering of 947,868 Common Shares and 473,934 Warrants at a public offering price of US$8.44 per each Common Share and accompanying half Warrant. The Company received aggregate gross proceeds of approximately US$8.00 million from the public offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 142,180 Common Shares and/or an additional 71,090 Warrants, representing 15% of the Common Shares sold in the public offering, at the public offering price less underwriting discounts.

Financial Year Ended May 31, 2025

On May 21, 2025, the Company announced that that it has engaged Delphi, a leading Canadian sustainability consultancy, to conduct a life cycle assessment of the Company's Hydrochemolytic™ technology for waste plastic processing. The life cycle assessment is part of Aduro's strategic roadmap to independently assess and quantify the environmental performance of its chemical recycling platform through a phased, data-driven process. With increasing regulatory and market emphasis on measurable environmental outcomes, the life cycle assessment provides a foundation for engaging stakeholders with credible, third party-reviewed information. Additionally, the life cycle assessment will provide critical data to assist in identifying and minimizing inefficiencies and energy consumption throughout the process, assisting in maximizing resource efficiency and reducing operational costs.

On May 13, 2025, the Company announced an agreement with Generation IACP Inc. to provide market making services aimed at improving the liquidity of Aduro's common shares. The agreement, effective May 12, 2025, includes an initial six-month term with automatic renewals. Generation will receive a monthly fee starting at US$8,000, increasing to US$9,000 in the first renewal term, and subsequently increasing by 3% annually. Generation, which is arm's length to Aduro, will trade shares to correct temporary imbalances in supply and demand without receiving stock options or other compensation.

On May 8, 2025, the Company announced the signing of a memorandum of understanding with Cleanfarms Inc. This memorandum outlines a multi-phase collaboration to evaluate the technical and economic feasibility of using Aduro's Hydrochemolytic™ Technology as a potential commercial-scale solution for the chemical recycling of on-farm plastic waste. Cleanfarms, a Canadian Producer Responsibility Organization focused on agricultural waste management, will leverage its expertise to support the evaluation of HCT on real-world farm plastic materials. The collaboration will progress through three stage-gated phases. Phases A and B are binding, while Phase C is non-binding and contingent on the successful outcomes of the earlier phases. In Phase A, Aduro will conduct laboratory-scale testing on representative agricultural plastic waste samples provided by Cleanfarms, including mixed silage film, bale wrap, grain bags, bale netting, and polypropylene twine in their collected, unprocessed form. Aduro will assess sorting and pre-treatment requirements and conduct batch Hydrochemolytic™ processing trials to determine contaminant tolerance, conversion efficiency, and product composition. In Phase B, Cleanfarms will supply larger volumes of field-grade agricultural plastics for processing in Aduro's Next Generation Pilot plant. Aduro will evaluate system performance under continuous flow, investigate preprocessing needs, and assess operational stability. This phase will also include the development of a preliminary techno-economic and eco-efficiency model. Finally, in Phase C, contingent on the successful completion of Phases A and B, agricultural plastics may be evaluated as a potential feedstock for inclusion in Aduro's planned demonstration plant. This phase would support validation of continuous operation with agricultural plastics and further refine the techno-economic model.

On May 1, 2025, the Company announced a strategic collaboration with Siemens Canada to supply advanced control systems and engineering services for Aduro's Next Generation Process Pilot Plant. This collaboration focuses on integrating Siemens' SIMATIC PCS neo distributed control system into the Pilot Plant, scheduled for commissioning in Q3 2025. Siemens will provide instrumentation, operator interfaces, and engineering services to support the plant's commissioning and performance optimization. Siemens is providing the automation and controls scope in alignment with Zeton Inc., the builder of the Pilot Plant, to ensure seamless system integration and efficient commissioning. Additionally, Siemens will contribute technical input as Aduro begins preparing for the design of a demonstration plant.

On March 13, 2025, the Company announced the signing of a memorandum of understanding with NexGen Polymers. This memorandum of understanding details a framework for a proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimise data generation for the future development of configurable commercial solutions. NexGen is a leading supplier and broker of virgin and recycled polymers, with over 30 years of experience in polymer supply chain management, infrastructure and logistics. This partnership will leverage NexGen's expertise to support key operational requirements for Aduro's planned demonstration facility. This partnership will leverage NexGen's expertise to support key operational requirements for Aduro's planned demonstration facility. The memorandum of understanding includes three stage-gated phases. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the next demonstration plant, including (i) feedstock brokerage services to develop a robust supply chain; (ii) site selection, evaluation and preparation; (iii) site permitting, zoning and building approvals; (iv) and preliminary engineering and business model development. Phases two and three of the memorandum of understanding are non-binding and outline a framework for the execution of a potential joint venture agreement as well as a proposed collaboration on the commissioning and operations of a demonstration plant.

On February 27, 2025, the Company announced the appointment of Neha Nisar as Vice President of Finance. She brings over two decades of experience in financial leadership, risk management and strategic planning across diverse industries. Neha is a Chartered Accountant who has held key leadership roles at Marriott International, Canada Goose, and MEDNOW.

On January 30, 2025, the Company announced that it filed a patent application in the United States for a novel process design for effective implementation of its HCT. The design will be integrated into the NGP Pilot Plant, which remains on schedule for completion in the third quarter of 2025. This new patent application strengthens Aduro's position in advancing HCT chemistry and its practical implementation, allowing the Company to continue advancing its commercial path by building on its expanded intellectual property assets. The application also marks the achievement of a key milestone the Company set as part of its main objectives for the current year.

On January 23, 2025, the Company announced its successful completion of the basic engineering design phase for its HCT Pilot Plant, marking a significant milestone in the commercialization of its platform technology. This milestone marks a pivotal step in Aduro's journey to commercialize its HCT platform technology. With the Pilot Plant on track for completion in the third quarter of this year, the completion of the basic engineering design represents the culmination of many years of extensive research and development. Aduro has partnered with Zeton, a global leader in modular pilot and demonstration-scale plant design. Together, the two organizations are working diligently to advance the project toward installation and commissioning.

On January 23, 2025 the Company hosted a virtual fireside chat for shareholders.

On January 17, 2025, the Company rang the closing bell at the Nasdaq MarketSite in Times Square, New York.

On January 14, 2025, the Company appointed Dr. Arturo Gomez as Vice President of Engineering. The Company also entered into a marketing and consulting agreement with OTBC to build awareness as the Company continues to work on delivering key milestones and to provide marketing consulting and investor relations services, including marketing through OTBC's social media channels and online media distribution. Specifically, OTBC will employ various social media platforms, including Reddit, Discord, Telegram, X, StockTwits, YouTube, and Facebook to bring investor awareness to the Company. Under the OTBC Agreement, for an initial term of twelve months starting on January 15th, 2025 (the "Effective Date"), Aduro will pay OTBC an aggregate cash compensation of C$360,000 plus applicable taxes, with C$180,000 due within 7 days of the Effective Date, C$126,000 due within 3 months after the Effective Date and the remaining C$54,000 due within 6 months after the Effective Date. Additionally, Aduro has agreed to grant to OTBC 40,000 stock options of the Company. These options will be fully vested on the date of grant and exercisable for a one-year term at a price equal to the higher of: (i) the closing market price on the CSE on the trading day prior to the date of grant; (ii) the closing market price on the CSE on the date of grant; or (iii) C$9.00.

On December 11, 2024, the underwriters of its US Offering partially exercised their over-allotment option to purchase an additional 22,470 Common Shares at the public offering price of US$4.25 per Common Share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,063,647 Common Shares for gross proceeds of approximately US$4.52 million, before deducting underwriter discounts and other related expenses.

On December 3, 2024, the underwriters of its US Offering partially exercised their over-allotment option to purchase an additional 100,000 Common Shares at the public offering price of US$4.25 per Common Share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,041,177 Common Shares to the underwriters for gross proceeds of approximately US$4.43 million, before deducting underwriter discounts and other related expenses.

On November 22, 2024, the Company held its 2023/2024 annual general meeting at which all matters placed before the shareholders were approved.

On November 21, 2024, the Company participated in the Advanced Recycling Conference 2024 in Cologne, Germany at which Eric Appelman presented "An Effective Alternative to Pyrolysis in Chemical Recycling," highlighting the advantages of Hydrochemolytic™ Technology in handling mixed plastic waste with lower energy consumption and higher-value product yields.

On November 19, 2024, the Company announced it engaged Zeton, a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, Zeton brings unmatched expertise and scale to the industry. Leveraging over three decades of experience, Zeton specializes in bridging the gap between laboratory innovation and commercial production. Its proven track record, global reach, and precision engineering capabilities position it as a trusted partner for Aduro. Together, Zeton and Aduro will design, build, and commission an HCT Pilot Plant, marking a key milestone in Aduro's commercialization pathway for transforming waste plastics into valuable chemicals. Previously referred to as the "Next Generation Process (NGP)" this 10 kg/hour HCT Pilot Plant represents Aduro's evolved focus on rightsized, modular, and scalable solutions. A key objective for 2024 has been the completion of the Pilot Plant design, which remains on schedule. Fabrication, delivery, installation, and commissioning are targeted for the third quarter of 2025. Concurrently, site preparation, staff training, and materials sourcing are progressing to ensure alignment with the project timeline.

On November 12, 2024, the Company announced it entered into a memorandum of understanding (MOU) with GF Building Flow Solutions Americas, a leader in sustainable building solutions and global provider of Uponor-branded products. This MOU marks an important step as the two companies explore a structured pathway to a formal collaboration agreement aimed at enhancing GF's ongoing efforts to convert Uponor crosslinked polyethylene (PEX) production waste into valuable raw materials. GF is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of cross-linked polyethylene (PEX). PEX pipes are commonly used in energy efficient heating and safe plumbing due to their robustness, temperature resistance and longevity. The engagement between Aduro and GF seeks to demonstrate that chemical recycling through Aduro's proprietary HCT can convert Uponor brand PEX waste into high-quality feedstock, enabling the consecutive manufacturing of products with the same high-quality and properties as in their previous life.

On November 8, 2024, the Company announced it closed its US Offering of 941,177 Common Shares at a public offering price of US$4.25 per Common Share. The Company received aggregate gross proceeds of approximately US$4.00 million from the US Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 141,176 Common Shares, representing 15% of the Common Shares sold in the US Offering, at the public offering price less underwriting discounts.

On November 7, 2024, the Common Shares were listed on the Nasdaq under the symbol "ADUR" and were delisted from the OTC Market Group Inc.'s OTCQB Venture Market.

On November 6 to 10, 2024, Aduro joined the Canadian Trade Commissioner Service at the Canadian CleanTech Roadshow in Mexico, showcasing its Hydrochemolytic™ Technology to potential collaborators and investors in the region. This event highlighted Aduro's commitment to exploring new markets and building international partnerships.

On October 29, 2024, the Company filed registration statement on Form F-1 relating to the US Offering with the SEC as amended, and was declared effective by the SEC on October 29, 2024.

On October 3 and 4, 2024, the Company participated in the International Refining & Petroleum Conference 2024 (IRPC) in Houston, TX, highlighting advancements and fostering potential partnerships to support ongoing innovation and commercialization efforts. The Company's Chief Revenue Officer, Eric Appelman, presented Hydrochemolytic™ Technology as a cost-effective alternative to pyrolysis and shared insights on a patent-pending process to produce BTX chemicals from waste plastics and renewable oils.

On September 4, 2024, the Company announced it submitted a patent for a cost-effective and efficient process to produce BTX chemicals (benzene, toluene, and xylenes) from waste plastics and renewable oils, strengthening Aduro's IP and addressing high-demand markets. BTX compounds are essential building blocks for a wide array of high-value chemicals and materials, including plastics, paints, sealants, coatings, and pharmaceuticals. Aromatic chemicals like BTX are key building blocks, accounting for 40% of petrochemical production by volume. The new patent application marks significant progress towards a key objective set out by Aduro at the beginning of 2024, the expansion of the Company's technology and intellectual property position.

On August 31, 2024, Gene Cammack retired from his position as the COO of the Company.

On August 20, 2024, the Company consolidated its Pre-Split Common Shares on the basis of three and one quarter (3.25) pre-consolidation Common Shares for one (1) post-consolidation Common Share.

On August 14, 2024, 13,333,328 Pre-Split Class B Special Warrants were converted into Common Shares upon achievement of the Second Milestone for no additional consideration on a one-for-one basis.

On August 7, 2024, the Company granted an aggregate of 826,169 Pre-Split stock options to purchase up to 826,169 Common Shares of the Company to certain directors, officers, employees and a consultant of the Company. The options are exercisable for a period of 5 years from the date of grant at a price of $6.50 per Common Share. The options will vest on a monthly basis over a period of two years from the date of grant.

On July 30, 2024, the Company announced a new collaboration with TotalEnergies. This collaboration follows previously announced technical evaluations and underscores the growing interest in Hydrochemolytic™ technology being developed by Aduro. After positive preliminary technical evaluations by TotalEnergies, the Company is now entering a R&D collaboration phase. This phase will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable and hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for a commercial process. Aduro's innovation is centered on deconstructing these materials into high value feedstocks suitable for the chemical industry. TotalEnergies will provide a confidential and non-material level of financial support to R&D activities and technology development, which will be spread over six phases based on the achievement of certain milestones. TotalEnergies also provides in-kind support to the Company, including access to technical resources and expertise in refining and petrochemical platforms. This collaboration aims to generate valuable data that will accelerate Aduro's technology development and scale-up. This includes establishing process parameters to manage diverse waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The collaboration aims to develop a practical and scalable commercial process for converting plastic waste into valuable feedstocks, aligning with TotalEnergies' objective of producing 30% circular polymers by 2030.

On July 16, 2024, the Company provided updates on its NGP for waste plastics. Following the successful completion of a series of tests and work done over the last 6 months, the Company is now conducting semi-industrial scale experiments to finalize reactor configurations. These experiments are crucial for determining the necessary configurations for the NGP. Aduro aims to begin constructing the NGP by the end of 2024. Initial engagements with design, engineering, and fabrication firms have begun. For 2024, Aduro has outlined three strategic initiatives: advancing the NGP design, converting participants in the CEP into the next phase of collaborations, and expanding its intellectual property portfolio further unlocking the value and addressable market for the HCT platform. All three strategic initiatives are integrated and collectively support the Company's path towards commercialization. Since early 2024, Aduro has conducted extensive testing and optimization on both its pilot-scale Hydrochemolytic™ continuous flow reactor for plastics and its laboratory batch reactors. Working in parallel to in-house programs, the Company has carried out ongoing research with external resources like the Western University and CHILL in Geleen, Netherlands. In addition to supporting all three of the outlined strategic initiatives for 2024, this work focused on key project areas, including: process conditions, usage of different feedstocks, specifications of products, and pre- and post-treatment processes. Significant progress has been made in the following areas:

• Confirming the unique ability of HCT to produce substantially saturated hydrocarbons without the requirement for costly hydrogenation.

• Maximising yield and achieving lower losses to char and fuel gas.

• Ability to work with common undesirable polymers in the feedstock like polyester and polyamide.

• Confirming the effectiveness of HCT in processing difficult-to-recycle crosslinked polymers.

• Operating continuously for extended periods in a stable operating condition.

Additionally, the Company embarked on a process design strategy that pursues three parallel directions with different time horizons: the first working with relatively clean waste streams and relatively pure outputs, to be realized in a relatively simple process, the second working with more complex but still clean feedstocks, and the third where low-value contaminated feedstocks are converted. This provides a framework designed to generate valuable commercial solutions progressively and maximises speed to market.

On July 9, 2024, the Company announced it entered into an investor relations and digital services agreement (the "KCSA Agreement") with an arm's length marketing firm, KCSA of New York City, New York. KCSA provides investor relations and digital services, including building and managing Aduro's brand through their AmplifIR digital IR platform (the "Services"), for an initial term of six months beginning July 15, 2024 (the "Initial Term"), which Services shall continue thereafter unless either the Company or KCSA provides written termination notice not less than 30 days prior to the end of the Initial Term, and thereafter upon at least 30 days' written notice by either the Company or KCSA. In consideration for the Services, Aduro will pay KCSA a monthly fee of US$10,000 for investor relations services, a one-time project fee of US$12,500 upon execution of the KCSA Agreement, and US$106,400 for digital marketing services paid in two installments of US$53,200 over 2 months.

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 2,711,077 Pre-Split units, at a Pre-Split price of $1.30 per unit for gross proceeds of $3,524,400. Each unit was comprised of one Pre-Split Common Share and one‐half of one Pre-Split Common Share purchase warrant. Each full warrant entitles the holder to acquire one Common Share at a Pre-Split exercise price of $1.60 per Common Share for a period of two years from the date the units are issued. If during the exercise period of the Warrants, but after the resale restrictions on the shares have expired, the Common Shares trade at or above a closing Pre-Split price of $1.90 per Common Share on the CSE (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days, the Company may accelerate the expiry time of the Warrants by giving written notice to warrant holders by dissemination of a news release that the Warrants will expire on the 30th day from the date of providing such notice. The Company paid cash finder's fee of $144,054 and issued 74,059 Pre-Split finder's Warrants to certain finders in connection with the offering. Each finder's Warrant is exercisable into one share at a Pre-Split price of $1.60 per Common Share for a period of two years after the closing date.

Financial Year Ended May 31, 2024

On April 15, 2024, the Company appointed Marcus Trygstad to the role of Principal Scientist. He previously held the role of Chief Technology Officer from April 23, 2021 to April 14, 2024.

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to its CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines. Their extensive product line includes solutions for infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling crosslinked polymers, a key material in the client's product range. The test samples will be sourced from waste streams at the client's production facilities.

On March 5, 2024, the Company announced the onboarding of a leading, global multinational food packaging company ("MFP Company") to its CEP. MFP Company operates in over 15 countries and is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. At the core of its operations, MFP Company integrates environmental, social, and governance (ESG) principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this project, the Company is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company with the objective of showcasing the technology's effectiveness and gaining a deeper understanding of the unique waste management challenges faced by the food industry. The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution tailored to the specific needs for recycling food packaging plastic waste, positioning HCT as a viable solution for advanced recycling in the food industry.

On January 26, 2024, Ofer Vicus was appointed to the role of Executive Chairman of the Company.

On November 30, 2023, the Company announced the expansion of the phase one testing scope with the CEP participant announced previously on October 11, 2023. The additional testing included a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of the Company's technology. The expanded scope provides important data that will support its development and scale-up program as well as increase the respective project funding committed for phase one testing.

On November 7, 2023, the Company appointed Marie Grönborg to the Board. Also on November 7, 2023, Chris Parr resigned from the Board.

On October 11, 2023, the Company announced the addition of two new participants to its CEP. The confidential participants are large global petrochemical leaders with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participants will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On September 5, 2023, the Company announced that it had passed the project midpoint as part of the Shell GameChanger program and is underway with the tasks outlined for phase four. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that aligned with mutually agreed performance targets. During phase four, Aduro will be demonstrating the efficiency of HCT process in a continuous flow set-up, focusing on operability and product quality. Additionally, Aduro will be examining how the process transitions from batch to a continuous system and evaluating the 'tunability' to maximize naphtha cracker feed yield.

On September 1, 2023, the Company appointed Eric Appelman to the position of Chief Revenue Officer.

The Company's participation in the Shell GameChanger Program was for technology evaluation only, with no commercial or ongoing commitments by Shell plc or the Shell GameChanger Program to the Company. The non-dilutive funding the Company received from the Shell GameChanger Program was minimal relative to its capitalization and was short term, and not regular or recurring, in nature. The Company's participation in the Shell GameChanger Program is nearing the final stages and any future relationship with Shell plc and/or the Shell GameChanger Program will depend solely on future agreements, if any. As of the date hereof, the Company has no such agreements for any further relationship or definitive partnership agreement with Shell plc or the Shell GameChanger Program.

On June 15, 2023, the Company announced the establishment of its European subsidiary, Aduro Clean Technologies Europe BV, based in Geleen, Netherlands. The Company's European subsidiary serves as the European hub and a conduit for achieving strategic goals in the region. The Netherlands was selected due to the Company's robust regional relationships, including its partnerships with Brightlands and CHILL. Aduro Clean Technologies Europe is focused on advancing the Hydrochemolytic™ process for plastics upcycling within the European market with the primary goal of constructing a future demonstration unit at the Brightlands site, showcasing the Company's patented HCT platform for tackling hard-to-recycle mixed plastics, mainly those rejected from other processes such as mechanical recycling.

Financial Year Ended May 31, 2023

On March 2, 2023, the Company announced a partnership with CHILL to execute an experimentation program at Brightlands in Geleen, Limburg, the Netherlands, with the aim to optimize its next generation chemical recycling platform and to accelerate its path to commercialization. The Company agreed to provide financial support to CHILL and in return, the Company received access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns.

Under their "Community for Development" program, CHILL executes focused experiments around the Hydrochemolytic™ process for plastics upcycling. The engagement provides an opportunity for the Company to work on several defined-scope projects that accelerate the scale-up of its Hydrochemolytic™ Technology . These projects complement the Company's scale-up and research activities currently being completed, including the commissioning and operations of the pilot-scale R2 Plastic reactor and the work being conducted at Western on different contaminants in plastic feedstocks. All intellectual property generated from the projects conducted at CHILL is owned by Aduro Energy. This project with CHILL was completed in December 2024 and the data generated by the project was combined with other Aduro research programs to support its strategic goals.

On February 2, 2023, the Company provided a progress update on its joint research project "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals". The three-year research project, led by Dr. Paul A. Charpentier and Dr. Cedric L. Briens of Western University, began in January 2023. As at February 2, 2023, the principal investigators have recruited a team of 6 research members who started working on the first-year project deliverables. In year one of the project, the research team will conduct a thorough review of the literature on intrinsic and extrinsic contaminants in different plastics and composites. They will also design, build, and commission a view cell reactor system to study different types of plastics. Additionally, experiments will be performed in a batch reactor system to optimize the understanding of the behaviour of additives and fillers, as well as the study of the solubility of chain and step-growth plastics in different solvents. The ultimate objective is to determine the interactions and product quality of mixed plastics for upcycling.

On December 29, 2022, the Company granted an aggregate of 2,075,000 Pre-Split stock options to purchase up to 2,075,000 Pre-Split Common Shares to certain directors, officers, employees and consultants of the Company. The options are exercisable for a period of 5 years from the date of grant at a price of $1.00 per Pre-Split Common Share. A total of 1,775,000 Pre-Split options vest on a monthly basis over a period of two years from the date of grant and 300,000 Pre-Split options vested immediately. The Company also awarded 150,000 Pre-Split RSUs of the Company to an officer of the Company pursuant to the Company's Plan which was approved by the shareholders at the Company's annual general meeting held on February 23, 2023. Each RSU represents the right to receive, once vested, one Common Share in the capital of the Company. All of the RSUs vested immediately upon the date of award.

On December 15, 2022, the Company announced that since September 1, 2022, it had received total proceeds of $1,109,103 from the exercise of 1,638,390 Pre-Split Warrants at a Pre-Split exercise price of $0.50, 118,635 Pre-Split Warrants at a Pre-Split exercise price of $0.80, and 300,000 Pre-Split stock options at a Pre-Split exercise price of $0.65. Accordingly, the Company issued 2,057,025 Pre-Split Common Shares upon exercise of the Warrants and stock options. The Pre-Split $0.50 Warrants were issued pursuant to a private placement that closed on February 4, 2021 and had an expiry date of February 4, 2025. The Pre-Split $0.80 warrants were issued pursuant to a private placement that closed on May 14, 2021 and had an expiry date of May 14, 2023.

On December 1, 2022, the Company announced it had completed construction and mechanical assembly of its pilot-scale R2 Plastic reactor. Plans for testing and certifications are in place and final certification by the Technical Standard and Safety Authority is progressing with registration expected later this month. Once certified, the reactor unit will be moved to the newly expanded laboratory in London, Ontario for final testing and commissioning. The R2 Plastic unit is the Company's customer engagement unit and is designed to handle various plastic feedstocks such as polyethylene, polypropylene, and polystyrene as single-stream materials, followed by a mixture of these feedstock streams. The R2 Plastic will also be used to evaluate the impact of materials found in multilayer plastics, such as paper, paper board, polymeric materials, metalized layers, and aluminum foil, effectively advancing Aduro's plans of processing higher contaminated materials which are currently rejected by existing technologies. This is important data that will support the Company's established scale-up and optimization program for the scaled-up pilot: R3 Plastic.

During 2022, the Company undertook several projects including the construction of both the plastic upcycling and bitumen upgrading reactor units, the construction of a flash drum unit for pre-processing bitumen feedstock, and the expansion of laboratory facilities and laboratory capabilities that will centralize the Company's resources for more efficient execution of the Company's R&D, scale-up and commercialization plans. Completion of these projects positions the Company to execute in 2023 the R2 Plastic reactor research and testing optimization program, the implementation of the customer engagement program and the delivery of reactor unit design, equipment procurement, fabrication, and commissioning of the scaled-up pre-commercial R3 Reactor unit.

On November 3, 2022, the Company announced the successful selection and acceptance into the Shell GameChanger program. Shell GameChanger is an accelerator program designed to partner with businesses to deliver innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions. Following a rigorous selection process, Aduro has been selected by the Shell GameChanger program to apply its novel HCT to produce sustainable naphtha cracker feedstock from polyethylene, and polypropylene, individually or on a mixed basis, and to also convert polystyrene into useful platform chemicals. HCT deconstructs hard-to-recycle chain growth polymers at temperatures lower than those used in current technologies. While legacy technologies produce complex product mixtures that require excess investment of resources for further processing and purification, HCT is expected to create higher-value, saturated products from polyethylene and polypropylene, in high yield and purity using lower energy, and to be more tolerant to feedstock contaminants. The HCT final output may be then directly used for the production of new plastics in support of full circularity. To support the project, Shell will contribute non-dilutive funding with the contribution payments being spread over six project phases, each phase and associated payment being contingent on meeting the objectives set for the previous phase. In addition, the Company anticipates that Shell will provide technical expertise to help Aduro develop reliable process designs and optimize the HCT for commercial implementation. Shell GameChanger will also mentor Aduro in developing its commercial strategy and market position. Aduro's project with Shell GameChanger is a 12 month, 6 phase project, starting from small scale batch reactors, moving through a continuous flow reactor and into design basis of commercial style facilities. The project is devised to support the rapid movement of the process to commercialization while reducing the developmental risk for the technology.

During the month of October 2022, 300,000 Pre-Split options were exercised at a Pre-Split exercise price of $0.65 and 662,649 Pre-Split Warrants were exercised at a Pre-Split exercise price of $0.50 for total proceeds of $526,325. During the month of September 2022, 75,000 Pre-Split options were cancelled.

On October 27, 2022, a joint research project by the Company, in partnership with Western University, entitled "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals," was approved and awarded $1.15 million in non-repayable funds by the NSERC and Mitacs. Over the duration of the project, Aduro will contribute $382,500 (plus applicable taxes) with NSERC and Mitacs contributing a total of $1,147,500. The research project commenced in November 2022 and will continue for a period of three years.

On July 19, 2022, the Company closed a non-brokered private placement offering of units. The Company issued 2,599,579 Pre-Split units at a price of $0.72 per Pre-Split July 2022 Unit for aggregate gross proceeds of $1,871,697. Each July 2022 Unit is comprised of one Common Share and one-half of one Common Share purchase warrant. Each July 2022 Warrant entitles the holder to acquire one Common Share at a price of $1.00 Pre-Split per share, for a period of two years from the date the July 2022 Units are issued. If during the exercise period of the Warrants, but after the resale restrictions on the shares have expired, the Common Shares trade at or above a closing price of $1.25 Pre-Split per share for ten (10) consecutive trading days, the Company may accelerate the expiry time of the July 2022 Warrants by giving written notice to the holders of the July 2022 Warrants by dissemination of a news release that the July 2022 Warrants will expire 30 days from the date of providing such notice. No finders' fees were paid in connection with the closing.

On June 29, 2022, the Company announced the expansion of its laboratory facilities to accelerate its research and scale-up capabilities and to increase its capacity to host potential customer trials and demonstrations. The expanded lab is in the Newbold Business Park in London, Ontario. The multi-tenant complex is zoned light industrial. The 4,371 ft2 facility will accommodate renovated offices, modern laboratory space, new additional analytical equipment, and will host the bench scale R2 Plastics reactor.

On June 29, 2022, the Company entered into an investor relations agreement with Investment Publishing to provide investor relations services. The IP Agreement provides for a fee of $8,000 per month. The IP Agreement will continue on a monthly basis for twelve months and either party may terminate the IP Agreement by providing 30 days written notice. On June 20, 2022, Pre-Split 150,000 stock options were granted to the principal of Investment Publishing in his capacity as a consultant of the Company.

On June 20, 2022, the Company granted 550,000 Pre-Split Options to purchase up to 550,000 Common Shares in the capital of the Company to an officer of the Company and a consultant in accordance with the Option Plan. Of the 550,000 Pre-Split Options, 400,000 Pre-Split Options were granted to the officer of the Company and are exercisable for a period of 10 years and 150,000 Pre-Split Options were granted to the consultant and are exercisable for a period of 2 years, unless terminated pursuant to the terms of the Option Plan. The Options are exercisable at a Pre-Split exercise price of $0.70 per Common Share. The Options granted to the officer vest monthly over 24 months. The Options granted to the consultant vest monthly over 12 months.

2.2 Significant Acquisitions

The Company did not complete any significant acquisitions during the year ended May 31, 2025.

3. DESCRIPTION OF BUSINESS

3.1 General Summary

Business Overview

Prior to the Transaction

Since inception until June 30, 2020, the Company's initial business was as a technology company focused on developing, marketing, and acquiring software in the investment and securities trading industries. In July 2018, while pursuing its previous business, the Company purchased a software application, including source code, website and other intellectual property rights, from Zimtu in exchange for the issuance of 3,333,333 Common Shares valued at $0.09 per Common Share for a total value of $300,000. The application was developed to provide investors an advantage when following the stock market, including receiving stock alerts and special notifications for public companies. The Company also entered into a previous licensing agreement in respect of its former software application and an application development agreement to further develop and market its software. These agreements were subsequently all cancelled by June 2020 as the Company looked to pursue more viable opportunities.

The Company also pursued several other business opportunities between September 2019 until June 2020, including entering a share exchange agreement dated December 11, 2019 with Digital Cavalier Technology Services Inc., an artificial intelligence software developer. For various reasons, including due diligence matters and economic conditions, the Company did not proceed with this transaction and the agreement was terminated.

Acquisition of Aduro Energy

On July 13, 2020, the Company entered into a Letter of Intent with Aduro Energy pursuant to which it agreed to acquire all of the issued and outstanding shares of Aduro Energy. Pursuant to the Letter of Intent, the agreed to advance the Bridge Loan to Aduro Energy in the principal amount of $500,000 payable through a series of promissory notes.

On August 7, 2020, the Company advanced $50,000 to Aduro Energy under the First Promissory Note and also entered into the General Security Agreement with Aduro Energy which secured the Bridge Loan against the current and after acquired property of Aduro Energy, including Aduro Energy Intellectual Property. Subsequently, Aduro advanced an additional aggregate amount of $450,000 under the Bridge Loan pursuant to the six additional promissory notes.

On October 22, 2020, the Company entered into a definitive Securities Exchange Agreement in respect of the acquisition of all the issued and outstanding shares in the capital of Aduro Energy from the shareholders of Aduro Energy by way of a share exchange. Upon completion of the Transaction, Aduro Energy became a wholly-owned subsidiary of the Company. For accounting purposes, the Transaction represented a reverse takeover of the Company by Aduro Energy.

Pursuant to the Securities Exchange Agreement, at closing, the Company agreed to issue 13,333,328 Pre-Split Common Shares, pro rata, to the shareholders of Aduro Energy at a deemed price of $0.15 per Pre-Split Common Share, and issued 26,666,656 Pre-Split Special Warrants which were divided equally between the Class A Special Warrants and Class B Special Warrants, at a deemed Pre-Split price equal to the greater of: (i) 0.65 times the volume weighted average trading price of the Common Shares for the five trading days prior to the achievement date of the First Milestone (as defined herein), and (ii) $0.15. The Special Warrants were held in trust by Ofer Vicus, as Special Warrant Trustee, until distributed to Aduro Energy Noteholders and Aduro Energy shareholders upon the Company's achievement of the Milestones in the development of its business, as set forth below.

The First Milestone, which was to be achieved within 2 years of the Closing of the Transactions contemplated by the Securities Exchange Agreement, required the Company to operate a Show Room Unit to successfully demonstrate the obtaining of product, meaning one or more taken from the group consisting of, lighter petroleum oil obtained by upgrading heavier petroleum feedstocks or its components, or deoxygenated hydrocarbons obtained from upgrading renewable oil feedstocks, or liquid hydrocarbons obtained by upgrading of certain plastic or rubber feedstocks, by application of Aduro Energy's technology. The operation of the Show Room Unit to obtain Product by application of Aduro Energy's technology needed to be independently validated by Dr. Paul Charpentier, a professor in the Department of Chemical and Biochemical Engineering at Western University, or such other independent third party agreed upon by the Company and Aduro Energy.

The Second Milestone requires achievement of any one or more of the following additional business objectives within 4 years of Closing (on a pre-Consolidation basis):

1. A completed financial transaction with an institution which clearly has the capacity to finance Aduro Energy's majority owned commercial operation of a manufacturing plant producing Product for commercial sale;

2. Product produced by a manufacturing plant owned in part by Aduro Energy where Aduro Energy's portion of the plant's equity is at least $2,000,000 greater than Aduro Energy's investment;

3. A third party entering into a license agreement with Aduro Energy in respect of the technology which Aduro Energy and such third-party estimate will generate at least $5,000,000 in revenue for Aduro Energy over a three year period;

4. A third-party equity investment in the Company of at least $3,000,000 at a company pre-money valuation of $40,000,000 or more;

5. The total market capitalization of the Company remaining at or above $65,000,000 for 19 out of any 20 consecutive trading days;

6. The Company having completed a public offering or private placement raising at least $4,000,000 at a minimum price per Pre-Split Common Share of $1.05, or a combination of grants, $1.05 Pre-Split share offering and other financing transaction raising at least $4,000,000; or

7. A third party enters into an agreement to acquire all of the issued and outstanding Common Shares at a minimum value of $3.00 per Pre-Split share.

The actual number of Class A Special Warrants to be distributed by the Special Warrants Trustee to the Aduro Energy Noteholders was determined by application of a specified formula on the date that the First Milestone was achieved. The actual number of Class B Special Warrants to be distributed to each Aduro Energy shareholder was determined with reference only to the number of Common Shares issued to each Aduro Energy shareholder. Related parties were entitled to receive up to 22,069,376 Pre-Split Special Warrants of the total of 26,666,656 Special Warrants held in trust on achievement of the milestones.

On April 23, 2021, the Company completed the acquisition of Aduro Energy. In consideration for the Transaction, the Company issued, on a Pre-Split basis (a) an aggregate of 13,333,328 Common Shares, pro rata, to the Aduro Energy shareholders at a deemed price of $0.15 per Common Share; (b) 26,666,656 Special Warrants, which are divided equally between Class A Special Warrants and Class B Special Warrants, at a deemed price equal to the greater of (i) 0.65 times the volume weighted average trading price of the Common
Shares for the five trading days prior to the achievement date of the First Milestone, and (ii) $0.15 per Common Share; and, (c) 2,813,357 warrants which are exercisable on cashless basis at a price of $0.50 per Common Share on for a period of 48 months from the date of Closing, subject to an acceleration provision.

On April 23, 2021, concurrent with the Closing of the Transaction with Aduro Energy, the Company completed the Previous Consolidation.

Also on April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." and its Board was reconstituted to consist of four directors, one of which was the Company's former CEO, Chris Parr, and three of which were nominees of Aduro Energy, consisting of Ofer Vicus, William Marcus Trygstad and Peter Kampian.

The Listing Statement describing the Company and Aduro Energy, as well as the terms of the Transaction, prepared in accordance with the policies of the CSE, was posted on SEDAR+ at www.sedarplus.ca (the "Listing Statement") on April 28, 2021. The summary information set out herein is qualified in its entirety by reference to the relevant descriptions in the Listing Statement.

On January 18, 2022, Aduro Energy achieved the First Milestone upon receipt of a report covering Aduro Energy's patented chemical conversion technology issued by Dr. Paul Charpentier, a professor in the Department of Chemical and Biochemical Engineering at Western University who is an expert in chemistry and alternative energy applications. Accordingly, 13,333,328 Pre-Split Class A Special Warrants held by the Special Warrants Trustee were deemed to be distributed in accordance with the Securities Exchange Agreement and were automatically converted on a one-for-one basis into Common Shares for no additional consideration and were subsequently distributed to the former security holders of Aduro Energy. Furthermore, 13,333,328 Pre-Split Class B Special Warrants also held by the Special Warrants Trustee were distributed in accordance with the terms of the Securities Exchange Agreement.

On August 14, 2024, 13,333,328 Pre-Split Class B Special Warrants were converted into common shares upon achievement of the Second Milestone for no additional consideration on a one-for-one basis.

Post-Transaction

Following Closing of the Transaction with Aduro Energy, the Company's sole business is the business carried out by Aduro Energy. Aduro Energy has developed a novel chemical conversion process to transform waste plastics and low-grade renewable oils into renewable fuels and specialty chemicals. Aduro Energy is an early-stage, Ontario-based clean technology company that has developed a highly flexible chemical recycling platform featuring three unique technologies: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading.

As of the date hereof, through acquisition and development, the Company owns ten patents, seven granted and three pending. The Company's future business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating different business models that may be a better fit to its operations. Monetization of the Company's platform through licensing model reduces the Company's need for capital while enabling a pathway to commercialization that its management believes is relatively straightforward, timely, and capital efficient. The Company is developing commercial partnerships by means of demonstration projects. The Company's management believes that this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance (ESG) criteria. Additional benefits are in gaining direct marketing information and guidelines that helps the Company shape its value proposition and tailor its offering to be most competitive in the market. In addition to commercial partnerships, partnering with organisations such as research partners enable significant leveraging of the dollar value shareholders are committing into the Company while advancing its commercialization interests.

For the founders of the Company, Ofer Vicus, CEO, and Marcus Trygstad, Principal Scientist, the impetus for the formation of the Company was the vision to develop Hydrochemolytic™ Technology for upgrading heavy oils. However, through scientific R&D efforts, it was discovered that certain principals of HCT could be applied beneficially in the seemingly unrelated fields of plastic and tire rubber upcycling and renewable oil upgrading, leading ultimately to discovery of the more powerful and versatile technology that overcomes severe limitations and related approaches practiced by others. As the key element of the Company's technology platform and the basis for its pathway to commercialization for plastics upcycling and bitumen upgrading, HCT and its application represents essential "Intellectual Property" in the form of proprietary know-how and ten patents (seven granted and three pending).

The purpose of the Company's technology platform is to enable commercialization solutions that transform lower-value feedstocks into useful, higher-value chemical feedstocks and fuels. Such solutions offer the possibility for stand-alone implementation, but management believes their greatest economic relevance and impact will be achieved through integration into thermal operation infrastructure at existing plants. Accordingly, the Company aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

A key strength of the Company's approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs. The following are examples of specific applications, under consideration or being pursued, which illustrate the technology's adaptability:

1. Plastics Upcycling: This application converts waste plastics into feedstocks for producing new plastics or hydrocarbon fuels. Possible implementations may include those at (a) existing oil refineries for mass processing of waste plastic and tire rubber into petroleum streams; (b) small and large waste disposal sites for direct production of fuels and high-value chemical feedstocks, thereby avoiding the negative impact of transportation emissions and reducing the footprint of the landfill in an advanced material processing ecosystem; and (c) manufacturers of plastic products interested in avoiding disposing of volumes of waste cuts into the waste streams.

2. Bitumen Upgrading: Principally directed toward upstream bitumen production operations in Alberta but also may be applied in the 128 petroleum refineries in North America (or the 280 refineries globally) to enhance yields from the bottom-of-the-barrel bitumen output from vacuum distillation units.

3. Upgrading of Corn Distillers Oil: A byproduct from ethanol production, this and other renewable oils may be converted to renewable diesel feedstocks by the application of Hydrochemolytic™ Technology to produce an intermediate feedstock and the subsequent conversion of the latter by thermocatalytic deoxygenation also developed and patented by us. Besides integration into the backend of plants that produced ethanol from corn, this process may be applied to renewable oils from crushed oil seed operations, beef and poultry processing plants. It also may be integrated with existing biodiesel plants to produce renewable feedstocks for diesel and other specialty chemicals.

Intangible Properties - Technology

The Company's mission is to develop and commercialize applications based on its novel, patent-protected HCT platform that enables the transformation of lower-value feedstocks into higher-value chemicals and fuels. In doing so, the Company believes it addresses important and pressing issues faced by the global community. Originally conceived to radically enhance aspects of petroleum processing, the patent protected technology is based on leveraging unique properties of water to achieve two important outcomes. First is the transformation of intractable post-consumer plastics and tire rubber, as well as renewable oils and bitumen, into manageable liquid intermediates. Then follows their stabilization by the generation of a latent form of hydrogen derived from cheap, non-petroleum sources such as biomass ("H-source"). This second step performs the function of decades-old processes that rely on fossil-fuel-derived molecular hydrogen applied at elevated temperatures and pressure in the presence of expensive catalysts. By contrast, HCT activates the renewable H-source under significantly milder conditions without the requirement for such catalysts.

The Company believes its technology is novel since it is founded upon seven granted US-based patents, and three US-based patents pending, and because novelty is one of the main preconditions for receiving a patent grant. In particular, the Company has discovered a unique combination of chemical reactions occurring concurrently under selected circumstances to achieve the highly desirable objective of breaking down stubborn and contaminated mixtures of polymers to much more valuable products. Examples include the conversion of mixed plastic waste to input for base chemical processes like steam cracking, and the conversion of highly viscous bitumen to pipeline-transportable and processable look-alike crude oil.

To the best of the Company's knowledge, compared to current approaches designed to process petroleum feedstocks, the Company's HCT is designed to operate at relatively low temperatures. Based on the Company's research, this design may contribute to improved product quality, energy efficiency, and a reduced environmental footprint when compared to current approaches such as pyrolysis, Hydrothermal Liquefaction (HTL), or gasification. It is also highly configurable, supporting the vision of stand-alone, distributed deployment on smaller scales and volume feedstock or integration with existing operations, from biodiesel and ethanol plants to facilities for waste collection and recycling, to petrochemical plants. In addition, current findings suggest that the Company's technology offers the possibility for partial upgrading of crude oil that is relatively greener and cleaner than blending and conventional partial upgrading methods. Instead of being a single-purpose technology, the Company's Hydrochemolytic chemical recycling platform solutions can be applied in multiple ways that could lead to a reduced operational and environmental footprint. Unlike conventional methods for partial upgrading which rely on high temperatures and molecular hydrogen, the HCT process reduces the expected process complexity and energy requirements and therefore suggests higher performance with the use of lower energy consumption resulting in an overall greener approach.

Aduro has conducted extensive research on the HCT through numerous controlled technology evaluation sessions where interested organizations benchmark select materials provided by the interested organization. These evaluations are supported by data and reports which validate the environmental benefits of HCT. Based on Aduro's comparative studies through these technology evaluations, the following environmental benefits of HCT have been noted:

  HCT has a lower environmental footprint compared to traditional thermolytic technologies like pyrolysis and produces a higher yield at higher quality liquid from the same unit of waste plastics, thus the HCT process is more energy efficient;
  HCT can be applied to various feedstocks, as discussed in more detail below, which allows for the efficient processing of different materials, reducing the need for multiple specialized processes and further minimizing environmental impact;
  HCT generates fewer harmful by-products compared to conventional methods, which contributes to higher yield and higher quality liquid as a result of a cleaner and more sustainable operation, aligning with environmental, social, and governance (ESG) standards.

Equally important, the Company believes that it also reduces the environmental impact associated with some petroleum production and processing, landfilling, waste incineration, and gasification. Aduro's technology reduces the environmental impact of petroleum products as the Company's HCT has the ability to recycle more material that is rejected from current approaches and that otherwise could be destined for incineration and landfill, thus reducing the ultimate environmental impact compared to if the same materials were not recycled. Additionally, by increasing the overall recycling rate of waste plastics into oils that would go into the production of plastic, while saving the need to produce and process molecular hydrogen, HCT reduces the expected negative environmental impact by providing a solution for producing new plastic products from more recycled plastics and in return offers a way to reduce the production of new plastics that come from petroleum production.

The core HCT developed by the Company's team of experienced scientists and engineers demonstrates high versatility. Through their ingenuity and knowledge, they have enhanced and tuned it to address problems in three important techno-commercial sectors.

1. Hydrochemolytic™ Plastics Upcycling

The Company's patented HCT can process harder to recycle plastic that would otherwise end up in landfills or be incinerated, thereby regenerating higher volumes of waste plastics. The application of HCT to waste polyethylene and polypropylene can generate high-quality feed for naphtha crackers that produce starting materials for platform chemicals and more plastics. Polystyrene, which is problematic for some chemical recycling technologies, also can be converted to valuable chemicals that include the starting material used to make polystyrene. All of this increases the volume of feedstock that could be turned for production of products by applying a circular philosophy. A significant portion of this waste, such as mixed plastic waste and contaminated packaging films, cannot be recycled mechanically and is either incinerated or discarded in the environment. The Company's regenerative chemical recycling technology picks up where mechanical recycling leaves off. It can convert difficult-to-recycle plastic waste into useful platform chemicals, feedstocks for the production of more plastics in a circular regime, and/or transportation fuels.

2. Hydrochemolytic™ Bitumen Upgrading

The Company's HCT also improves the quality and value of bitumen to greatly reduce the requirement for diluent so that producers can increase their profitability. The relatively low operating temperatures reduce energy requirements and associated carbon emissions, keeping them out of the atmosphere. HCT efficiently deconstructs the heavy components into lighter molecules. It does so without relying on the common technique of cracking at elevated temperatures, nor is it a hydrothermal approach or one that uses supercritical water. Instead, HCT involves chemical conversion. It works with water at lower temperatures through chemical reactions that selectively cut components like heavy asphaltenes into smaller pieces and then stabilizes them. This lowers viscosity and density to reduce or eliminate the requirement for dilution. Beyond that, HCT-upgraded bitumen also has lower values for sulfur, metals, and acid number. Metals recovered through HCT-based upgrading, which include nickel and vanadium, potentially may generate additional potential revenue as high-value commodities for diverse applications including power-grid energy storage batteries.

3. Hydrochemolytic™ Renewables Upgrading

Unlocking the hydrocarbon content of seeds or fruit of plants offers the possibility to reduce the demand for "below surface" crude oil (petroleum), but this is not easy because of the way oxygen is bound up in renewable oils. Removing that oxygen is necessary to maximize the usefulness as feedstocks for chemicals and fuels. The challenge is to do quickly what happened in the geological time frames that eliminated oxygen from petroleum. Chemical reactions that selectively eliminate oxygen from renewable oils produce high purity hydrocarbons that can serve as feedstocks for fuels and chemicals normally produced from petroleum. The process can be configured for stand- alone operation or integrated with existing biofuel operations to increase their efficiency.

The Company has established a patent strategy for its technology based on initial lab experiments that explored early Hydrochemolytic™ concepts. The Company's HCT is protected by the following seven patents and three patents pending as of the date hereof:

1. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN US

(i) Patent Number: 9,783,742 B2

(ii) Type: Original filing

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: October 28, 2013

(vi) Issued: October 10, 2017

(vii) Expires: December 8, 2035 (anticipated)

(viii) Foreign: Canada, Germany, France, Italy, Russian Federation, United Kingdom

2. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN

(i) US Patent Number: 9,644,455 B2

(ii) Type: Continuation in part from US 9,783,742 B2

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: March 18, 2014

(vi) Issued: May 9, 2017

(vii) Expires: November 4, 2034 (anticipated)

(viii) Foreign: Canada, Germany, France, Italy, Russian Federation, United Kingdom

3. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 8,372,347 B2

(ii) Type Original filing

(iii) Inventor(s) Brian Berkowitz, Stephen R. Dunn, and Ishai Dror

(iv) Orig. Assignee Yeda Research and Development Co Ltd.

(v) Owner Aduro Energy, Inc. (by legal agreement)

(vi) Filed April 11, 2011

(vii) Issued February 12, 2013

(viii) Expires November 14, 2025 (anticipated)

(ix) Foreign: Canada

4. SYSTEM AND METHOD FOR PRODUCING HYDROTHERMAL RENEWABLE DIESEL AND SATURATED FATTY ACIDS

(i) US: Patent Number 11414606

(ii) Type: Original from Provisional 62/757,520 filed Nov 8, 2018

(iii) Inventor(s): W. Marcus Trygstad, Anil K. Jhawar, Muhammad B. I. Chowdhury, and Shaun J. Fraser

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 7, 2019

(vi) Issued: August 16, 2022

(vii) Expires: 2039 anticipated

(viii) Foreign: n/a

5. SYSTEM AND METHOD FOR HYDROTHERMAL UPGRADING OF FATTY ACID FEEDSTOCK

(i) US Patent Number: 10,900,327

(ii) Type: Continuation in part from US 10,323,492

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 20, 2017

(vi) Issued: January 26, 2021

(vii) Expires: 2037 (anticipated)

(viii) Foreign: n/a

6. SYSTEM AND METHOD OF CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE AND BITUMEN

(i) US Patent Number: 10,323,492

(ii) Type: Continuation of US 9,644,455

(iii) Inventor: W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: May 5, 2017

(vi) Issued: June 18, 2019

(vii) Expires: 2037 (anticipated)

(viii) Foreign: n/a

7. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 7,947,165

(ii) Inventor: Brian Berkowitz et al.

(iii) Assignee: Aduro Energy, Inc.

(iv) Filed: September 14, 2005

(v) Issued: May 24, 2011

(vi) Expires: 2033 (anticipated)

(vii) Foreign

The Company has three additional patents that are currently pending, as follows:

8. CHEMOLYTIC UPGRADING OF LOW-VALUE MACROMOLECULE FEEDSTOCKS TO HIGHER-VALUE FUELS AND CHEMICALS

(i) US Application Numbers: Serial #: 17494360

(ii) Type: Original Filing from two Provisionals

(iii) Inventor(s): W. Marcus Trygstad and Anil K. Jhawar

(iv) Assignee: Aduro Energy, Inc.

9. SYSTEMS AND METHOD FOR CONVERTING WASTE POLYOLEFINS AND RENEWABLE OILS TO AROMATIC COMPOUNDS

(i) US Application Numbers: Serial #: 63683142

(ii) Type: Provisional

(iii) Inventor(s): Satyam Dixit, Anil K. Jhawar, Birendra Adhikari, W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc. (in progress)

(v) Filed: August 14, 2024

10. METHOD AND APPARATUS FOR CONVERTING LOW-VALUE MACRO-MOLECULE FEEDSTOCKS TO HIGHER-VALUE FUELS AND CHEMICALS

(i) US Application Numbers: Serial #: 63750098

(ii) Type: Provisional

(iii) Inventor(s): W. Marcus Trygstad, Anil K. Jhawar, Birendra Adhikari

(iv) Assignee: Aduro Energy, Inc. (in progress)

(v) Filed: January 27, 2025

Technology Development Status

The Company has developed its technology platform to address different applications and market sectors. The Company has developed a significant amount of proprietary know-how which is the basis for its patents and expects to continue to generate additional know-how which in return is expected to result in the further expanding its intellectual property patent portfolio. The Company is currently in the stage of scaling up its technology to a commercial process for its plastic and bitumen applications.

The significant milestones required to be completed for the NGP Pilot Plant include the completion of the basic engineering design and the detailed design phase, which, as discussed in more detail below, have both been completed. The procurement of critical long-lead equipment is scheduled for completion between June and July of 2025. The site preparation and infrastructure enhancements necessary for the installation of the NGP Pilot Plant are scheduled for completion in July 2025. The installation of the Pilot Plant is scheduled for September 2025 with the initial commissioning process to be initiated immediately upon installation.

The Company completed the basic engineering design phase for its HCT Pilot Plant on January 23, 2025, marking a significant milestone in the commercialization of its platform technology. This process will be designed, built and tested on a pilot scale and subsequently scaled up further to demonstrate on a commercial scale. On January 30, 2025, the Company filed a patent application for a novel process design that will be integrated into the Pilot Plant. With the Pilot Plant on track for completion in the third quarter of 2025, the completion of the basic engineering design represents the culmination of many years of extensive research and development. To further the process, Aduro announced its collaboration with Zeton, a global leader in modular pilot and demonstration-scale plant design, on November 19, 2024. Together, the two organizations are working diligently to advance the project toward installation and commissioning of the Pilot Plant in the third quarter of 2025.

The project has surpassed the detailed design phase, where Aduro leveraged Zeton's proven expertise in pilot plant engineering, with a specific emphasis on modularity and scalability. The Pilot Plant is positioned to play a pivotal role in supporting Aduro's CEP by highlighting the application of HCT on simpler materials that offer near-term commercial viability. Concurrently, the plant will function as a testing and development platform for gaining the necessary expertise to process more challenging, harder-to-recycle, and lower-value feedstocks. This phased approach aligns seamlessly with Aduro's commercialization strategy, ensuring the technology evolves into a highly adaptable solution capable of addressing a wide range of feedstocks effectively.

To advance the development of the demonstration unit, the Company announced it entered into a memorandum of understanding with NexGen Polymers. This memorandum of understanding details a framework for a proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimise data generation for the future development of configurable commercial solutions. The memorandum of understanding includes three stage-gated phases. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the next demonstration plant, including (i) feedstock brokerage services to develop a robust supply chain; (ii) site selection, evaluation and preparation; (iii) site permitting, zoning and building approvals; (iv) and preliminary engineering and business model development. Phase two involves the detailed design and procurement of long-lead equipment necessary for the demonstration plant and this phase is currently ongoing. Phase three encompasses the construction and commissioning of the demonstration-scale Pilot Plant, and is part of the continuous development process of the Pilot Plant. Phases two and three of the memorandum of understanding are non-binding and outline a framework for the execution of a potential joint venture agreement.

Additional information on the status of the Company's projects and CEP are detailed in the "Summary of Current Projects" section of this document.

Customer Engagement Program

Switch Energy, CHILL, Brightlands, the Shell Game Changer Program, MFP Company, MBM Company, TotalEnergies and others are part of the Company's CEP. As discussed herein, the Company has adopted an approach where it engages with prospective customers and potential partners at a relatively early stage in its development process. These prospective customers and potential partners include petrochemical companies (that are looking to source circular feedstock to meet future circularity regulation), waste management companies (that are seeking to optimize the value realized from waste), users of plastic goods such as packaging for fast moving consumer goods (that are and will be confronted with "Extended Producer Responsibility" and the related costs), and resource companies (that want ways to transport bitumen to have it converted into more valuable products).

The primary objective of these connections, which the Company describes as customer engagements, is to provide the Company with guidance for the development of its technology and business. The Company's industry has a very unsettled regulatory landscape, various waste plastic streams, alternative valorization strategies, corporate strategies and competing technologies. A secondary objective of the CEP is to access complementary knowledge within the larger, and more established organizations of its potential partners. Apart from the invaluable guidance in the Company's technological development, the Company regards the connections in its CEP as an endorsement of its efforts by reputable and established organizations.

The CEP has three successive stages as follows:

1. Technology evaluation - in this stage, prospective customers are evaluating the benefits of the Company's technology.

2. Collaboration - in this stage, prospective customers are provided with a more in depth understanding of the Company's technology with possible customization for their specific needs.

3. Commercialization - in this stage, customers will be committing to commercial projects by entering into an agreement with the Company.

Presently, all of the relationships with prospective customers and potential partners in the Company's CEP are in the technology evaluation and collaboration stages and the Company does not have any definitive partnership or material collaboration agreements in place. The Company's engagement with prospective customers is largely driven by ongoing purchase orders whereby prospective customers agree to certain milestones or activities as part of its R&D roadmap. Following completion of the milestone, the Company reports back to the prospective customers with data to assist the customer in evaluating its technology, analyzing how the technology is performing over time, and gaining a deeper understanding of how a future commercial solution can support the customers' commercial requirements. The purchase orders contain specific technical deliverables for each particular engagement which are required for its completion. However, the purchase orders do not contain any milestones that guarantee any further work or agreements thereafter. The Company considers these engagements to be normal course evaluations of its technology and there are no guarantees that any subsequent purchase orders, letters of intent or definitive partnership agreements will result from any of the Company's existing relationships with prospective customers.

Principal Markets

The Company is directing its HCT into applications or uses in three principal markets. The following provides further explanation about these markets and the Company's potential customers.

Hydrochemolytic™ Plastics Upcycling

Demand for a solution to handle plastic waste has been gaining attention on diverse fronts globally, being driven by growing public concern, media coverage, attention from various global agencies, and policy development by local and national governments. The global plastics pollution problem is in the spotlight due to the sheer quantities of plastic waste and the absence of integrated, large-scale solutions.

Key potential customers include the following:

1. refineries;

2. polymer producers;

3. global and local energy companies;

4. remote communities;

5. national and International waste collection companies;

6. municipalities; and

7. governments.

Hydrochemolytic™ Bitumen Upgrading

Alberta heavy oil industry is under pressure to develop more efficient, more environmentally friendly methods to transport heavy crude oils. Likewise, the range of traditional options that the industry has relied on is being severely tested and seems to deliver incremental improvements where a paradigm change is needed. The Company's HBU technology represents an example of such sort of change, which will enable producers to recover profit margins while gaining significant environmental benefits. This can be done by reducing crude blending costs while increasing the value of the final product. HBU does this by minimizing or eliminating the cost, energy and resources required to procure and deliver light hydrocarbon diluent commonly used to reduce bitumen viscosity and density. Blending is limited to improving the physical properties of bitumen but limits the amount of extracted bitumen that can be transported in the pipeline as part of the pipeline volume is now occupied by the blending diluent. On the other hand, the Company's HBU process improves both the physical and chemical properties of the bitumen, thus reducing or eliminating the diluent required and increasing the volume fraction of crude. This could effectively increase the net capacity of pipelines by as much as one-third.

Key potential customers include:

1. Canadian provincial heavy oil producers;

2. international heavy oil producers; and

3. refineries.

Hydrochemolytic™ Renewables Upgrading

This technology offers the possibility to transform renewable oils into renewable motor fuels, SAF, and specialty chemicals in scalable formats that can be integrated straightforwardly into existing operations.

Potential customers include:

1. ethanol producers;

2. seed crushing plants that produce renewable oils;

3. biodiesel plants seeking to respond to market demands;

4. farmers seeking diversification through growing non-food oil seed crops on marginal lands; and

5. poultry and beef producers.

Production and Services

The Company's business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating different business models that may be a better fit to its operations. Monetization of the Company's clean energy platform through licensing model reduces its needs for cash while enabling a pathway to commercialization that is relatively straightforward and fast. The Company aims to develop commercial partnerships by means of demonstration projects. This strategy has been demonstrated to be very effective for securing customer feedstock and funding commitments. Deliverables include reports that detail: the technology; its performance (including yields and mass balance); the key parameters and operational variables including chemical characterization of the feedstock and products; economic considerations covering product value and operational costs; operational considerations, and environmental considerations including GHG footprint and life cycle analysis. Among the business benefits are developing long term relations, evaluation of different business models and better understanding of geographical territories behaviors and characteristic. The Company is currently in discussions with several organizations to establish a project to substantiate and quantify its GHG footprint and provide a life cycle analysis that will be unique to its platform and products. The Company anticipates this project will commence during the 2025 calendar year and will operate in parallel to the development of the Company's NGP. The GHG footprint and life cycle analysis will help the Company further understand the environmental impact of its products and processes, and provide insight into where more sustainable practices can be incorporated, if any.

Specialized Skill and Knowledge - Research and Development

The Company has discovered and developed the chemistry that undergirds its HCT for Hydrochemolytic Bitumen Upgrading, Hydrochemolytic Renewables Upgrading for converting renewable oils to renewable chemicals and fuels, and Hydrochemolytic Renewables Upgrading that recovers value from components in plastic waste for the circular economy. Thus, HCT is not one thing, but an approach or platform that the Company configures for different applications. Certainly, doing that depends critically on an understanding of how HCT works at the molecular level. But equally, it requires deep knowledge about the unique properties of the various feedstocks. Beyond that, the Company has the chemical engineering expertise required for scaling up to commercial reality. The Company is in full possession of its Intellectual Property that includes critical know-how and patents. These are the product the Company's creative, skilled team of R&D chemists and engineers, including its Principal Scientist. Yet, the Company's capability to continue developing and commercializing HCT in diverse applications does not reside with any individual, but is distributed amongst team members and protected in patents, internal reports, and extensive laboratory documentation.

Competitive Conditions

The Company has developed a technology platform that applies subcritical water in the presence of relatively low-cost catalyst and a low-cost chemical agent used as hydrogen equivalent to promote selective carbon-carbon bond scission in hydrocarbons. The platform can be used to upgrade bitumen, convert oils and fats to biofuel, and convert waste plastics to high-quality feedstock for virgin plastics.

The Company believes that its HCT platform represents a new scientific approach which may offer potential advantages over existing processes (including those involving plastic waste) in the form of reduced capex, higher profitability at smaller scales, higher yields, higher quality output, reduced requirements for output posttreatment, more feedstock flexibility enabling the potential use of cheaper feedstocks, and higher tolerance for contamination in feedstock. Further, the Company is not aware of any competing technologies that employ this Hydrochemolytic approach commercially and, as a result, it is not aware of any direct competition for its particular technology platform. However, the Company acknowledges the existence of multiple technologies, some of which are currently in development, and it continues to evaluate the competitive landscape as the market and industry evolve.

However, with multiple industry applications, the Company's competitive landscape varies greatly across the industry. In particular, the Company faces competition from companies that use established blending and upgrading approaches as well as a variety of other recycling processes. For example, many organizations employ technologies that aim to conduct chemical recycling for waste plastics, with the "pyrolysis approach" being the main and direct competitor.

These competing technologies have been developed over many years by different organizations that have pursued this approach, yet they share the same "DNA" with all pyrolytic technologies. In the Company's view, such processes suffer from some chemical and/or economic limitations and thus the anticipated commercial benefits of the HCT platform differentiate its technology from current competitors.

The Company's process deploys a new approach where a new set of chemical reactions result in an overall better performance. The Company has discovered and patented a unique combination of chemical reactions occurring concurrently under selected circumstances to achieve the highly desirable objective of breaking down stubborn and contaminated mixtures of polymers to much more valuable products.

Marketing and Investor Relations

Aduro has engaged with multiple marketing and investor relations service providers at different times over the past several years as these providers have different areas of expertise and reach for their audiences. This strategic approach allows Aduro to leverage diverse skills and networks to enhance its investor relations and marketing efforts. The only active engagements of this nature as of the date of this AIF are between Aduro and the following:

  OTBC: This engagement is for digital marketing services. This engagement began on January 15, 2025 and remains active for a one year term. OTBC specializes in digital marketing services through various social media channels, including Reddit, Discord, Telegram, Twitter, and StockTwits12. OTBC's focus is on creating increased Company awareness and investor engagement among current and prospective shareholders.

  KCSA: This engagement is for investor relations and digital marketing services in the United States. This engagement began on July 9, 2024 and continued for an initial term of 6 months and thereafter on a month to month basis. KCSA is a leading New York-based communications firm that provides investor relations and digital marketing services. KCSA employs a comprehensive communications program designed to increase awareness of the Company across the investment community, leveraging their AmplifIR digital IR platform.

  CRA: This engagement is for the creation and distribution of an executive informational overview report and quarterly updates on the Company through CRA's social media channels and online media distribution. This engagement began on February 1, 2024 and remains active for a two year term. CRA employs a comprehensive approach, leveraging channels like Bloomberg, Thomson Reuters, FactSet, and social media platforms to enhance investor awareness and engagement.

  CCM: This engagement is for market communications and digital content services. It began on April 14, 2023, for an initial term of six months and continues month-to-month. CCM uses a blend of digital content and strategic communications to provide awareness to shareholders. The communications are delivered on cleantechstocks.com/aduro and through Google display and video ads.

New Products

The Company has not publicly announced the introduction of a new product.

Components

Aduro Energy is an early-stage business is focusing on research and development and as such has not started production of any finished products. As a result, there is no information on sources, pricing and availability of raw materials.

Environmental Protection

The Company has a leased laboratory facility where it stores its R&D pilot units located at 1283 Plank Road, Sarnia, Ontario, Canada. This property is approximately 2,400 square feet. The Company uses this property for storage and operating of the pilot units. There are no encumbrances on this property.

The Company also has its own laboratory facility at 542 Newbold St., London, Ontario, N6E 2S5, Canada. This property is approximately 4,371 square feet. The Company uses this property for R&D, experimentation programs, and customer technology trials programs. There are no encumbrances on this property.

Other than as detailed below, there are no environmental issues that may affect the Company's utilization of the Company's assets.

Both of the Company's sites operate under current government regulations, as such they are controlled and monitored to comply with current regulations. Both sites test or process samples of products and do not process commercial volume of products. Therefore, to the best of the Company's knowledge, exposure to unexpected release of products such as gas or liquid is expected to have a minimal and localized environmental impact if any.

Employees

As of May 31, 2025, 2024 and 2023, the Company had 25, 25 and 19 employees, respectively. The Company's employees are not members of a labor union.

The Company's workforce is based out of its laboratory facilities and office in Sarnia and London Ontario, Canada.

The breakdown of full-time employees and contractors by main category of activity and geographic location, as at May 31, 2025 is as follows:

Activity	Number of Full-Time Employees/Contractors	Location
Engineering, Research & Development	7	Sarnia, Ontario, Canada
Engineering, Research & Development	8	London, Ontario, Canada
Engineering, Research & Development	1	Edmonton, Alberta, Canada
Principal Scientist	1	Texas, USA
Sales & Marketing	1	Germany
General & Administration	2	Toronto, Ontario, Canada
General & Administration	1	Richmond, British Columbia, Canada
General & Administration	1	Mexico
Executives	1	North York, Ontario, Canada
Executives	1	Richmond, British Columbia, Canada
Executives	1	Netherlands

Cycles

The business of the Company generally is not affected by seasonality.

Economic Dependence

The Company does not expect to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts.

The Company does not have any material contracts upon which it is substantially dependent upon. See Section 13 - "Materials Contracts" for further information regarding the material contracts of the Company.

Foreign Operations

The Company does not have any foreign operations but certain of its personnel are located outside of Canada.

Lending Operations

The Company is not engaged in the business of lending and does not intend to advance loans to third parties.

Bankruptcy, Receivership or Similar Proceedings

The Company has not been subject to any voluntary or involuntary bankruptcy, receivership or similar proceedings.

Reorganizations

See Section 3 - "Business Overview" for more information.

Social or Environmental Policies

As the Company is still in its development stages, it has not implemented any social or environmental policies that are fundamental to its operations.

Regulatory Environment

The Company's current and planned operations are and will be subject to environmental, health and safety regulation and standards in the jurisdictions in which it and any of its facilities operate, including but not limited to the Canadian Environmental Protection Act and the Environmental Protection Act of Ontario. These regulations require the Company to obtain certain approvals and permits to operate its facilities as well as mandate, among other things, the maintenance of air, water, and soil quality standards. These regulations also establish limitations on emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety.

The current governmental regulatory landscape in which the Company operates is highly dynamic and continuing to develop. Key areas and trends relating to the regulatory landscape include the following:

- Increased general acceptance and regulatory framework supporting chemical recycling. For many years, only mechanical recycling had been considered as proper recycling because it left the polymer intact. However, in the end, only about 25% of all plastic waste can be treated this way, not only because the remainder is too dirty to recycle, but also because standards for new plastic goods related to safety (food packaging as an example) or performance (like high-performance automotive parts) effectively block the use of mechanically recycled material. Upcoming regulations in the European Union, for instance, are now recognizing the complementary nature of mechanical and chemical recycling.

- Increased general acceptance and regulatory framework around the use of mass-balance in recycling. This is about being able to label a part of a chemical factory's output as recycled, based on the amount of recycled feedstock taken in. If a mixture of recycled and non-recycled feedstock is used, it is impossible to distinguish on a molecular level, and failure to apply a mass balance approach will restrict chemical recycling. Mass balance has already been accepted as a viable approach in industry and is now increasingly being accepted in regulatory frameworks as well.

- Increased general acceptance and regulatory framework around "minimal recycled content" requirements. This kind of regulation will create a market for recycled materials even in circumstances where recycling pathways have difficulty to compete financially with material based on virgin mineral oil (which benefits from more than 100 years of optimization and scaling of its technologies).

- Increased regulatory framework around Extended Producer Responsibility regulation. These regulations make the party that puts plastic articles in the market financially responsible for its collection and safe recycling. This regulation makes for instance consumer good companies like supermarkets, brand owners that market anything from shampoo to peanut butter, and car producers, pay cash for every ton of plastic they use, typically to a body that subsequently contracts separate collection and waste management. Extended Producer Responsibility regulation is already in place in much of Europe and Canada and is likely to become a cornerstone of United Nations policies to reduce plastic waste globally.

All of these regulatory developments (and the overview above is not intended to provide an exhaustive list) are developing in directions which are generally favorable for chemical recycling and the Company, although the speed and details of regulatory changes vary from country to country.

There may be a negative effect on the Company's business by the developing regulatory environment, however, no such negative effect is immediately foreseen by the Company as of the date hereof. The Company's technology operates at relatively mild conditions with non-hazardous auxiliary chemicals and waste streams that do not present any risks uncommon to the chemical industry. Furthermore, given the nature of the Company's technology platform applications, the Company believes that future regulation related to emissions of greenhouse gases, waste management, microplastics and circularity will increase the demand for technological solutions such as ours.

3.2 Summary of Current Projects

Brightlands Chemelot Campus

On November 2, 2021, the Company entered into partnership discussions with Brightlands, an international shared innovation community located in Geleen, Limburg, the Netherlands. The objective of the proposed partnership is to complete an installation that applies HCT, a novel technology developed by the Company that deconstructs hard to recycle chain growth polymers at temperatures lower than those used in current technologies, to demonstrate, on a tons per day scale, the conversion of post-consumer polyethylene to useful feedstock for chemical processes. Interest in this project by Brightlands is a result of its comprehensive and detailed review of HCT. The review concluded that HCT offers distinct advantages over traditional pyrolysis for bringing polyethylene into the circular economy through chemical recycling to obtain valuable, high-purity products, such as value-added chemicals or feedstock for production of new, virgin polyethylene. Brightlands is an innovation park in the Netherlands that is home to many global organizations working in the future chemical industry as it relates to electrification, recycling and the use of biogenic raw materials. Aduro is providing regular updates to Brightlands on operational progress. Both organisations continue to evaluate the optimal strategy and timeline for the potential partnership and related project based on the stage of development of Aduro's pilot plant plans. The Company has not yet entered into a definitive partnership agreement in connection with this project.

On March 2, 2023, the Company announced a partnership with CHILL to execute an experimentation program at Brightlands in Geleen, Limburg, the Netherlands, with the aim to optimize Aduro's next generation chemical recycling platform and to accelerate Aduro's path to commercialization. Aduro agreed to provide financial support to CHILL and in return, receive access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns.

Under their "Community for Development" program, CHILL executes focused experiments around the Hydrochemolytic™ process for plastics upcycling. The engagement provides an opportunity for Aduro to work on several defined-scope projects that accelerate the scale-up of the HCT. These projects complement Aduro's scale-up and research activities currently being completed, including the commissioning and operations of the pilot-scale R2 Plastic reactor and the work being conducted at Western University on different contaminants in plastic feedstocks. All intellectual property generated from the projects conducted at CHILL is owned by the Company's subsidiary, Aduro Energy.

On June 15, 2023, the Company announced the establishment of its European subsidiary, Aduro Clean Technologies Europe BV, based in Geleen, Netherlands. Aduro's European subsidiary serves as the European hub and a conduit for achieving strategic goals in the region. The Netherlands was selected due to Aduro's robust relationships in the region, including its partnerships with Brightlands Chemelot Campus and Chemelot Innovation and Learning Labs. Aduro Clean Technologies Europe is focussed on advancing the Hydrochemolytic™ process for plastics upcycling within the European market with the primary goal of constructing a future demonstration unit at the Brightlands site, showcasing the Company's patented HCT platform for tackling hard-to recycle mixed plastics, mainly those rejected from other processes such as mechanical recycling.

Switch Energy

On November 9, 2021, the Company entered into discussions with Switch Energy. The goal of these discussions was to develop a framework whereby the two companies can work together to design, build, install, and operate a pilot plant to process waste polyethylene and other types of waste plastics, such as polypropylene. Switch Energy has over a decade of experience with the collection of agricultural waste, design and development of plastic washing, mechanical shredding, feed systems setup, and product offtake sales and marketing, making it the ideal partner for this pilot plant. Aduro expects to provide expertise in the HCT process design, including identifying optimal finished product specifications and engagement with the chemical and petrochemicals industry for long-term offtake engagement.

On March 29, 2022, following the discussions that commenced in November 2021, Aduro entered into a letter of intent with Switch Energy, a recycler and operator participating in Canada's agricultural and industrial film recycling program by owning and operating the largest collection program for agricultural waste in the province of Ontario. The project was a staggered plan with three main phases. Phase one, which commenced immediately after entering the letter of intent, included the design and development of a pretreatment process and unit to handle agricultural waste plastics, test runs, and process optimization, and the provision of the feedstock required. Phase two included the design, building, and commissioning of the pilot plant. Phase three will detail the framework for expanding the pilot project into a post-pilot commercial phase. Plans for the pilot are to start with waste polyethylene from agricultural waste followed by polypropylene and then to demonstrate the technological benefits of processing waste polystyrene. The small-scale design represents an opportunity to provide a cost-effective solution to the agricultural waste sector. Harvesting value from this waste resource while avoiding fuel, emissions, and other environmental costs associated with the processing and transporting to centralized facilities, incineration, or landfill. The pilot plant will be scaled at a tons-per-day capacity. Thorough study and demonstration of HCT for upcycling real-world waste polyethylene was completed in mid-2023, with the project now progressing into process development of the continuous-flow reactor where efforts are being directed at finalizing a rigorous model to support engineering of the commercial process. There are no steps or milestones set out in the letter of intent with Switch Energy. The project is solely for the purpose of evaluating Aduro's technology and there is no guarantee that the Company will enter into any formal relationship with Switch Energy following completion of the project.

University of Western Ontario

On October 27, 2022, a joint research project by the Company, in partnership with the Western University, titled "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals," was approved and awarded $1.15 million in nonrepayable funds by the NSERC Alliance and Mitacs. Over the duration of the three-year research project, which commenced in November 2022, the Company will contribute $382,500 (plus tax), with NSERC and Mitacs contributing a total of $1,147,500.

On February 2, 2023, Aduro provided a progress update on Aduro's joint research project "Tuning Supercritical Fluids for Polymer Recycling to Monomers and Chemicals". The three-year research project, led by Dr. Paul A. Charpentier and Dr. Cedric L. Briens of University of Western Ontario began in January 2023. As at February 2, 2023, the principal investigators had recruited a team of 6 research members who started working on the first-year project deliverables. In year one of the project, the research team conducted a thorough review of the literature on intrinsic and extrinsic contaminants in different plastics and composites. They will also design, build, and commission a view cell reactor system to study different types of plastics. Additionally, experiments will be performed in a batch reactor system to optimize the understanding of the behaviour of additives and fillers, as well as the study of the solubility of chain and step-growth plastics in different solvents. The ultimate objective of the project is to determine the interactions and product quality of mixed plastics for upcycling.

Dr. Charpentier is a full professor in the Department of Chemical and Biochemical Engineering at Western University. He has over 30 years of experience working with polymer and reactor technologies/supercritical fluids. Dr. Charpentier has chaired Canada's NSERC on Energy and Natural Resources for Strategic and Network Proposals. He was involved in the development of a supercritical fluid technology at North Carolina State University which was subsequently licensed and commercialized by DuPont. Dr. Charpentier carried out reactor research during his doctorate studies for making polymers with nano catalysts which was commercialized by Dow Chemical. His recent work at Western University has been with many large companies such as Dow Chemical, DuPont, Celestica, BASF and many other small and medium sized companies for commercializing technologies. His recent research awards include Vanier (2016), Ontario Green Chemistry Award (2012), Western Innovation Award (2011), Western Faculty Scholar Award (2010), and Petro Canada's Young Innovator Award (2007).

Dr. Cedric Briens is also a full professor in the Department of Chemical and Biochemical Engineering, Western University. He is also the Director of Research and Development, for the Institute for Chemicals and Fuels from Alternative Resources (ICFAR) at Western University. He holds the NSERC/Syncrude Senior Industrial Research Chair in Fluid Coking Technologies and works with ExxonMobil on the development of new thermal cracking applications of fluidized beds. He was the Scientific Director of the Lignoworks network, which conducted research to develop new processes for the conversion of lignin. His current research projects address the conversion of biomass into valuable fuels/chemicals using fluidization and particulate operations. He is the coinventor of the pyrolysis technology commercialized by AgriTherm, which has been licensed to Sinobioway.

Shell Gamechanger Program

On November 3, 2022, following a rigorous selection process, Aduro was accepted for participation in the Shell GameChanger Program for an evaluation of its technology. The Shell GameChanger Program is an accelerator program operated by Shell plc, a British multinational oil and gas company headquartered in London, England. Shell plc is a public limited company with a primary listing on the London Stock Exchange and secondary listings on Euronext Amsterdam and the New York Stock Exchange. The Shell GameChanger Program is designed to evaluate and provide mentorship to early stage businesses developing innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions. Aduro was selected by the Shell GameChanger Program to apply its novel HCT to produce sustainable naphtha cracker feedstock from polyethylene and polypropylene, individually or on a mixed basis, and to also convert polystyrene into useful platform chemicals. HCT deconstructs hard-to-recycle chain growth polymers at temperatures lower than those used in current technologies. While legacy technologies produce complex product mixtures that require excess investment of resources for further processing and purification, HCT is expected to create higher-value, saturated products from polyethylene and polypropylene, in high yield and purity using lower energy, and to be more tolerant to feedstock contaminants. The HCT final output may be then directly used for the production of new plastics in support of full circularity.

To support the project, the Shell GameChanger Program contributed a confidential and non-material amount of nondilutive funding to Aduro with the contribution payments being spread over six project phases, each phase and associated payment being contingent on meeting the technical objectives set for the previous phase. In addition, the Shell GameChanger Program provided technical expertise aimed to help us develop reliable process designs and optimize the HCT for commercial implementation. The Shell GameChanger Program also provided mentorship to Aduro in developing its commercial strategy and market position. The Shell GameChanger Program was a 12 month, 6 phase project, starting from small scale batch reactors, moving through a continuous flow reactor and into design basis of commercial style facilities. The Shell GameChanger Program aims to support the rapid movement of the process to commercialization while reducing the developmental risk for the technology.

On September 5, 2023, Aduro announced that it had passed the midpoint of its project as part of the Shell GameChanger program with the successful completion of the first three of six phases. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that aligned with mutually agreed performance targets. As mentioned above, in July 2023, the Company initiated commissioning runs of the R2 Plastic reactor for HPU. The commissioning aligned well with the performance targets outlined for phase four, including demonstrating the efficiency of HCT process in a continuous flow set-up, focusing on operability, product quality, and yield. Additionally, the Company examined how the process transitions from batch to a continuous system and evaluated the 'tunability' to maximize naphtha cracker feed yield.

Aduro's participation in the Shell GameChanger Program was for technology evaluation only, with no commercial or ongoing commitments by Shell plc or the Shell GameChanger Program to the Company. The non-dilutive funding received from the Shell GameChanger Program was minimal relative to Aduro's capitalization and was short term, and not regular or recurring, in nature. The Company's participation in the Shell GameChanger Program is nearing the final stages and any future relationship with Shell plc and/or the Shell GameChanger Program will depend solely on future agreements, if any. As of the date hereof, Aduro has no such agreements for any further relationship or definitive partnership agreement with Shell plc or the Shell GameChanger Program.

R2 Plastic Reactor

On December 1, 2022, Aduro announced that it had completed construction and mechanical assembly of its pilot-scale Hydrochemolytic™ continuous flow plastic ("R2 Plastic") reactor. The R2 Plastic unit is Aduro's customer engagement unit and is designed to handle various plastic feedstocks such as polyethylene, polypropylene, and polystyrene as single-stream materials, followed by a mixture of these feedstock streams. The R2 Plastic will also be used to evaluate the impact of materials found in multilayer plastics, such as paper, paper board, polymeric materials, metalized layers, and aluminum foil, effectively advancing the Company's plans of processing higher contaminated materials which are currently rejected by existing technologies. This is important data that will support Aduro's established scale-up and optimization program for the next generation reactor.

On March 30, 2023, Aduro announced that it had started the commissioning phase of the pilot-scale R2 Plastic reactor. The HPU technology converts waste chain growth polymers into new, valuable resources. The R2 Plastic system was successfully installed in its operating location in Sarnia, Ontario. System integrity testing was completed and the Technical Standards and Safety Authority and emissions registrations were approved and received. The commissioning of the system was commenced, and all electrical and control systems were energized and tested. Prior to the commissioning, the R2 Plastic reactor had received all of its regulatory compliances including safety. Aduro confirms that the R2 Plastic reactor is operated under the regulatory safety certification of the Technical Standard and Safety Authority. The R2 Plastic reactor is directed towards research and development as well as for customer engagement. The R2 Plastic reactor is currently operating successfully at the Company's pilot site in Sarnia, Ontario and is not operated at the Company's London Lab as the commissioning of the process happened several months before the London lab was completed. To maximize efficiency of operations, the R2 Plastic reactor will continue to operate at Aduro's pilot site in Sarnia, Ontario for the time being.

Zeton

On November 19, 2024, the Company announced it engaged Zeton, a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, Zeton brings unmatched expertise and scale to the industry. Leveraging over three decades of experience, Zeton specializes in bridging the gap between laboratory innovation and commercial production. Its proven track record, global reach, and precision engineering capabilities position it as a trusted partner for Aduro. Together, Zeton and Aduro will design, build, and commission an HCT Pilot Plant, marking a key milestone in Aduro's commercialization pathway for transforming waste plastics into valuable chemicals. Previously referred to as the "Next Generation Process (NGP)" this 10 kg/hour HCT Pilot Plant represents Aduro's evolved focus on rightsized, modular, and scalable solutions. A key objective for 2024 has been the completion of the Pilot Plant design, which remains on schedule. Fabrication, delivery, installation, and commissioning are targeted for the third quarter of 2025. Concurrently, site preparation, staff training, and materials sourcing are progressing to ensure alignment with the project timeline.

On January 23, 2025, the Company announced its successful completion of the basic engineering design phase for its HCT Pilot Plant, marking a significant milestone in the commercialization of its platform technology. This milestone marks a pivotal step in Aduro's journey to commercialize its HCT platform technology. With the Pilot Plant on track for completion in the third quarter of this year, the completion of the basic engineering design represents the culmination of many years of extensive research and development. Aduro has partnered with Zeton, a global leader in modular pilot and demonstration-scale plant design. Together, the two organizations are working diligently to advance the project toward installation and commissioning.

The project has now surpassed the detailed design phase, where Aduro leveraged Zeton's proven expertise in pilot plant engineering, with a specific emphasis on modularity and scalability. The Pilot Plant is positioned to play a pivotal role in supporting Aduro's CEP by highlighting the application of HCT on simpler materials that offer near-term commercial viability. Concurrently, the plant will function as a testing and development platform for gaining the necessary expertise to process more challenging, harder-to-recycle, and lower-value feedstocks. This phased approach aligns seamlessly with Aduro's commercialization strategy, ensuring the technology evolves into a highly adaptable solution capable of addressing a wide range of feedstocks effectively.

Additional Participants in Customer Engagement Program

On October 11, 2023, the Company announced the addition of two new participants to its CEP. The confidential participants are large global petrochemical leaders with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participants will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On November 30, 2023, the Company announced the expansion of the phase one testing scope with the CEP participant mentioned above. The additional testing included a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of our technology. The expanded scope provides important data that will support our development and scale-up program as well as increase the respective project funding committed for phase one testing.

On July 30, 2024, the Company announced it entered into a R&D strategic collaboration phase with the no-longer confidential CEP participant, TotalEnergies SE. This collaboration follows previously announced technical evaluations and underscores the growing interest in the Company's HCT. The collaboration, which will span over 12 months, will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable and hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for a commercial process. TotalEnergies will provide both financial and in-kind support, including access to technical resources. This collaboration aims to lay the groundwork for a commercial process, as well as to generate valuable data to assist the Company's technology development.

On March 5, 2024, the Company announced the onboarding of a leading, global MFP Company to Aduro's CEP. MFP Company is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐ known brands. It operates in over 15 countries and generates multi‐billion‐ dollar annual revenues. At the core of its operations, MFP Company integrates environmental, social, and governance (ESG) principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project between Aduro and MFP Company is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this collaboration, Aduro is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company. Aduro's objective is to showcase the technology's effectiveness and gain a deeper understanding of the unique waste management challenges faced by the food industry. The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution tailored to the specific needs for recycling food packaging plastic waste, positioning HCT as a viable solution for advanced recycling in the food industry. Aduro's relationship with MFP Company is currently at the technology evaluation stage, with ongoing purchase orders for non-material and confidential payment amounts made to the Company in exchange for evaluation data that Aduro provides in return. However, Aduro does not have a definitive partnership agreement with MFP Company as of the date hereof.

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to our CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines. Their extensive product line includes solutions for infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling cross-linked polymers, a key material in the client's product range. The test samples will be sourced from waste streams at the client's production facilities.

On November 12, 2024, The Company announced its entry into a memorandum of understanding (MOU) with GF, a leader in sustainable building solutions and global provider of Uponor-branded products. GF is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of cross-linked polyethylene ("PEX"). PEX pipes are commonly used in energy efficient heating and safe plumbing due to their robustness, temperature resistance and longevity.

GF previously participated in the Aduro CEP to conduct a phase 1 technical evaluation focused on assessing the potential of HCT for recycling cross-linked polymers. Initial results from this technical evaluation have demonstrated that Aduro's HCT has the unique ability to break down cross-linked polyethylene to raw material for the manufacture of ethylene. The MOU marks an important step as the two companies explore a structured pathway to a formal collaboration agreement aimed at enhancing GF's ongoing efforts to convert Uponor PEX production waste into valuable raw materials.

On March 13, 2025, to advance the development of the demonstration unit, the Company announced it entered into a memorandum of understanding with NexGen Polymers. This memorandum of understanding details a framework for a proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimise data generation for the future development of configurable commercial solutions. NexGen is a leading supplier and broker of virgin and recycled polymers, with over 30 years of experience in polymer supply chain management, infrastructure and logistics. This partnership will leverage NexGen's expertise to support key operational requirements for Aduro's planned demonstration facility. The memorandum of understanding includes three stage-gated phases. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the next demonstration plant, including (i) feedstock brokerage services to develop a robust supply chain; (ii) site selection, evaluation and preparation; (iii) site permitting, zoning and building approvals; (iv) and preliminary engineering and business model development. Phases two and three of the memorandum of understanding are non-binding and outline a framework for the execution of a potential joint venture agreement as well as a proposed collaboration on the commissioning and operations of a demonstration plant.

3.3 Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the clean energy technology industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company.

In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company's securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Aduro's business.

Risks Related to the Company's Business

The Company has not reached profitability and currently has negative operating cash flows and a negative net tangible book value.

For the year ended May 31, 2025, the Company generated a loss of $(12,145,790), bringing its accumulated deficit to $(35,041,866).

The Company has minimal revenues and expects significant increases in costs and expenses as it invests in expanding its R&D, and operations. Even if the Company is successful in increasing revenues from sales of licensing its technologies, it may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control R&D costs, increases in its general and administrative expenses, and a reduction in its licensing revenues price due to competitive or other factors. An inability to generate positive cash flow and profitability until the Company reaches a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect the Company's viability as an operating business.

The Company operates in a capital-intensive industry and will require a significant amount of capital to continue operations.

If the revenue from the Company's operations, if any, is not sufficient to cover its cash requirements, the Company will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to the Company, if at all.

The Company's ability to obtain the necessary financing for its business is subject to a number of factors, including general market conditions and investor acceptance of its business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to the Company. If the Company is unable to raise sufficient funds, it will have to significantly reduce its spending, delay or cancel its planned activities, or substantially change its current operations and plans in order to reduce its cost structure. The Company's competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in its markets given their access to capital, if the Company's access to capital does not improve or is further limited. The Company might not be able to obtain any funding, and the Company might not have sufficient resources to conduct its business as projected, both of which could mean that it would be forced to curtail or discontinue its operations.

The Company may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs.

Others, including the Company's competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with the Company's ability to develop, market and license its technologies, which could make it more difficult for the Company to operate its business. From time to time, the holders of such intellectual property rights may assert their rights and urge the Company to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. The Company may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase its operating expenses. In addition, if the Company is determined to have infringed upon a third party's intellectual property rights, it may be required to cease developing, marketing and/or licensing its intellectual properties, to pay substantial damages and/or license royalties, to redevelop or redesign its technologies, and/or to establish and maintain alternative branding for its technologies. In the event that the Company were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Patent applications for pending and future patents which are necessary to the Company's commercial operations may be rejected by the US Patent and Trademark Office and the Company may have to invest significant time and resources in prosecuting its patents, including negotiating rejections.

Patent applications for the Company's pending and future patents which are necessary to its ongoing commercial operations may be rejected by the US Patent and Trademark Office and the Company may have to invest significant time and resources in prosecuting its patents, including negotiating application rejections. The patent examination process is inherently subjective. Different patent examiners may interpret prior art and patent claims differently. Their opinions on novelty, non-obviousness, and adequacy of disclosure can vary. This subjectivity increases the risk of rejection, as it depends on the examiner's perspective. To be patentable, an invention must be novel (not previously disclosed) and non-obvious (not an obvious variation of existing technology). If the patent office determines that the invention lacks novelty or is too obvious, it may reject the application. Companies invest substantial time and resources in preparing patent applications. A rejection means wasted effort, delays and increased expenditures in protecting valuable innovations.

The Company depends on certain key personnel who hold substantial knowledge and know-how related to its technology, and its success will depend on its continued ability to retain and attract such qualified personnel.

Much of the knowledge and related know-how that are foundational to the Company's unique Hydrochemolytic™ Technology chemistry, being a core aspect of the Company's value, is held in the collective development history and experience of its technology and executive team, including the Company's CEO and co-founder, Ofer Vicus, and the Company's Principal Scientist and co-founder, Marcus Trygstad.

As a result of this, the Company's future success depends substantially on the continued services of these and other executive officers and key development personnel. If one or more of the Company's executive officers or key development personnel were unable to or unwilling to continue in their present positions, it might not be able to replace them easily or at all. In addition, if any of the Company's executive officers or key employees joins a competitor or forms a competing company, it may lose the historical and experiential knowledge and know-how that these key professionals and team members have developed and possess.

Conflicts of interest may arise due to the Company's directors and officers serving, or serving in the future, as directors and officers of other companies.

Certain directors and officers of the Company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other technology companies, and consequently conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of the Company. However, any decision made by any of these directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies as applicable, under the Business Corporations Act (Canada) and other applicable laws.

The Company is subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on its business and operating results.

The Company is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on the Company and its operating results.

In particular, the Company's current and planned operations are and will be subject to environmental, health and safety regulation and standards in the jurisdictions in which it and any of its facilities operate, including but not limited to the Canadian Environmental Protection Act and the Environmental Protection Act of Ontario. These regulations require the Company to obtain certain approvals and permits to operate the Company's facilities as well as mandate, among other things, the maintenance of air, water, and soil quality standards. These regulations also establish limitations on emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety. The time required to obtain approvals and permits by such regulatory authorities is unpredictable. Any delay in obtaining the necessary approvals and permits, or failure to obtain such approvals and permits, may significantly delay or impact the Company's business and could have a material adverse effect on its operating results. Failure to comply with applicable environmental, health and safety laws may result in significant fines or other enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and require the Company to take corrective measures including significant additional capital expenditures for installation of additional equipment. The Company may also be required to compensate those suffering environmental loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed on it for violations of applicable environmental laws or regulations. The Company's management believes that environmental legislation is evolving in a manner that will impose strict standards and enforcement, increased fines and penalties for any non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes to environmental or employee health and safety laws or more vigorous enforcement thereof could require extensive changes the Company's operations, give rise to material liabilities or result in additional costs or delays.

Security breaches and other disruptions to the Company's information technology networks and systems could substantially interfere with the Company's operations and could compromise the confidentiality of its proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted the Company to date.

The Company relies upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from its customers. Additionally, the Company collects and stores sensitive data, including intellectual property, proprietary business information, the proprietary business information of its suppliers, as well as personally identifiable information of its employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to the Company's business operations and strategy. Despite security measures and business continuity plans, the Company's information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to its networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise the Company's systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage the Company hopes to derive from its investment in technology. The Company's insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Risks Related to the Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.

The Company is a corporation existing under the laws of British Columbia, Canada. Some of the Company's directors and officers, and the experts named in this AIF, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. Consequently, although the Company has appointed an agent for service of process in the United States, it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company's directors and officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

The Company is an "emerging growth company," and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its Common Shares less attractive to investors.

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". For as long as the Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in the Company's periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The Company will cease to be an emerging growth company upon the earliest of:

  the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

  the last day of the Company's fiscal year following the fifth anniversary of the completion of its first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933;

  the date on which the Company has, during the previous three-year period, issued more than US$1,000,000,000 in non- convertible debt; or

  the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

The Company cannot predict if investors will find the Common Shares less attractive because it may rely on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Company's share price may be more volatile.

The Company is an early-stage technology business that faces the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants.

The Company's strategy is to focus on developing its clean technology platform. The Company's technology platform is an early-stage technology platform developed to upgrade renewable oils as well as waste plastics, rubber, and bitumen into higher value products. The Company has invested and continue to invest a significant portion of its resources into this segment and will need to raise additional financing to pursue its business strategy. As with other comparable early-stage technology businesses, the Company faces the risks of product and technology failure, unforeseen R&D delays, weak market acceptance, possible change in government regulatory and competition from new entrants. Realization of any of these risks could have a significant negative impact on the Company's anticipated future cash flows and its growth strategy.

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change.

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change. There can be no assurance that the Company's products and services will not be seriously affected by, or become obsolete as a result of, such technological changes. Further, some of the Company's applications are currently under development and there can be no assurance that these development efforts will result in a viable product or service as conceived by the Company or at all.

Given the highly competitive and rapidly evolving clean energy technology environment in which the Company operates in, where its products and services are subject to rapid technological change and evolving industry standards, it is important for the Company to constantly enhance its existing product offerings, as well as develop new product offerings to meet strategic opportunities as they evolve. The Company's ability to enhance its technologies, products, and services and to develop and introduce new innovative products and services to keep pace with technological developments and industry standards and the increasingly sophisticated needs of its clients and their customers will significantly affect its future success.

The Company's future success depends on the commercialization of its technology, including ability to design and produce new products and services, deliver enhancements to its existing products and services, accurately predict and anticipate evolving technology and respond to technological advances in its industry, and respond to its customers' shifting needs. While the Company anticipates that its R&D experience will allow the Company to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. If the Company is unable to respond to technological changes, or if it fails to or is delayed in developing products and services in a timely and cost-effective manner, the Company's products and services may become obsolete, which would negatively impact potential sales, profitability and the continued viability of the business.

Since developing new products and services in the clean energy sector is very expensive, the Company may encounter delays when developing new technology solutions and services, and the investment in technology development may involve a long payback cycle. The Company's future plans include significant investment in technology solutions, R&D and related product opportunities. The failure to properly manage the expanding offering of products and services as well as the failure to develop and successfully market new products and services at favourable margins could have an adverse effect on the Company's business.

The reliability of the Company's technology will be critical to its success.

The Company's reputation and ability to attract, retain and serve its customers is dependent upon the reliable performance of its technology, products and services. The Company's technology is new, and as such it has no history on which it can build or rely. The Company may experience interruptions, outages and other performance problems related to its technology, products or services. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of the Company's business could increase the risk of such disruptions. In some instances, the Company may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any errors, defects or security vulnerabilities discovered in the Company's offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect the Company's business, results of operations and financial condition.

The Company faces competition within its industry that may pose significant risk to its market position, revenue potential, and overall business performance.

The clean technology industry is highly competitive, and the Company competes with a substantial number of companies that have greater financial, technical and marketing resources. As such, the Company is exposed to competition which could lead to loss of contracts or reduced margins and could have an adverse effect on its business. The Company's competitors may offer better solutions or value to its prospective customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by it in the markets in which it operates will not have a material adverse effect on its business. If the Company's competitors are successful in offering better pricing, service or products than the Company, this could render its product and services offerings less desirable to merchant customers, resulting in the loss of merchant customers or a reduction in the price it could earn for its offerings.

The Company faces vulnerability due to fluctuations in commodity prices, impacting profit margins and overall financial stability.

The potential profitability of the Company's operations will be significantly affected by changes in the market price of various renewable fuels and other commodity prices. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in renewable fuel and other commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of diesel fuel has fluctuated widely in recent years, and future significant price declines could cause continued commercial production to be impracticable. Depending on the price of diesel fuels, potential cash flow from future operations may not be sufficient. Market fluctuations and the price of renewable fuels may render refining uneconomical. Short-term operating factors relating to the production of renewable fuels, such as the increased feedstock costs or drop in renewable fuel prices, could cause a proposed refining operation to be unprofitable in any particular period.

As a foreign private issuer, the Company is not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to the Company's shareholders.

As a foreign private issuer, the Company will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act. In addition, the Company's officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor is the Company generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as the Company is a "foreign private issuer" the Company intends to file its annual financial statements on Form 20-F and furnish its quarterly updates on Form 6-K to the SEC. However, the information the Company files or furnishes is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning the Company than there is for a company that files as a U.S. domestic issuer.

As a foreign private issuer whose shares are listed on Nasdaq, the Company may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares listed on the Nasdaq, the Company is permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Capital Market. Among other things, as a foreign private issuer the Company may follow home country practice with regard to the director nomination procedure, and quorum at shareholders' meetings. In addition, the Company may follow its home country law, instead of Nasdaq Listing Rules, which require that it obtains shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company, and certain acquisitions of the stock or assets of another company. Accordingly, the Company's shareholders may not be afforded the same protection as provided under Nasdaq's corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like the Company to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, the Company has elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of Common Shares at a price less than certain referenced prices, if such shares equal 20% or more of Common Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq Capital Market home country accommodations, the Company complies with applicable Canadian corporate and securities laws, which do not require shareholder approval for such dilutive events.

Risks Related to the Company's Common Shares

Because the Company can issue additional Common Shares or preferred shares, its shareholders may experience dilution in the future.

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The Board has the authority to cause it to issue additional Common Shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of its preferred shares, without consent of its shareholders. The issuance of any such securities may result in a reduction of the book value or market price of Common Shares. Given the fact that the Company has not achieved profitability or generated positive cash flow historically, and operates in a capital-intensive industry with significant working capital requirements, it may be required to issue additional common equity or securities that are dilutive to existing Common Shares in the future in order to continue its operations. The Company's efforts to fund its intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for Common Shares.

Volatility in the Company's common share price may subject it to securities litigation.

The market for Common Shares may have, when compared to seasoned issuers, significant price volatility, and the Company expects that its share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day-to-day business operations.

A prolonged and substantial decline in the price of the Company's Common Shares could affect its ability to raise further working capital, thereby adversely impacting its ability to continue operations.

A prolonged and substantial decline in the price of the Company's Common Shares could result in a reduction in the liquidity of its Common Shares and a reduction in its ability to raise capital. Because the Company plans to acquire a significant portion of the funds it needs in order to conduct its planned operations through the sale of equity securities, a decline in the price of the Company's Common Shares could be detrimental to its liquidity and its operations because the decline may cause investors not to choose to invest in its shares. If the Company is unable to raise the funds it requires for all its planned operations and to meet its existing and future financial obligations, the Company may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on its business plan and operations, including its ability to develop new products and continue its current operations. As a result, the Company's business may suffer, and it may go out of business.

Because the Company does not intend to pay any cash dividends on its Common Shares in the near future, its shareholders will not be able to receive a return on their shares unless they sell them.

The Company intends to retain any future earnings to finance the development and expansion of its business. The Company does not anticipate paying any cash dividends on its Common Shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the Board, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless the Company pays dividends, its shareholders will not be able to receive a return on their shares unless they sell them.

The Company may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

The Company will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether the Company is a PFIC, the Company is permitted to take into account the assets and income of its wholly owned subsidiaries because it owns 100% of their stock. However, even if the Company takes into account the assets and income of its subsidiaries, it may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of its income and assets, how quickly the Company uses its liquid assets, including the cash raised pursuant to this offering (if Aduro determines not to, or is unable to, deploy significant amounts of cash for active purposes the Company's risk of being a PFIC will substantially increase), the market price of Common Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that Aduro will not be a PFIC for this year or any future taxable year.

If Aduro is a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Common Shares and on the receipt of distributions on the Common Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if Aduro is a PFIC for any year during which a U.S. holder holds Common Shares, Aduro generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds Common Shares.

4. DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Aduro intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Board from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board in its discretion may consider or deem relevant.

5. DESCRIPTION OF CAPITAL STRUCTURE

5.1 General Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. There are 30,986,032 Common Shares issued and outstanding as of the date of this AIF.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of Shareholders, to receive dividends if, as and when declared by the Board, and to participate in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, of which no Preferred Shares are issued. The holders of preferred shares are neither entitled to attend any general meeting of the Company nor vote at any such meeting. The holders of preferred shares are entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time.

In the event of liquidation, dissolution or winding-up of the Company, each holder of preferred shares will be entitled to be paid, in preference to and in priority over any distribution of assets or payment to holders of Shares, an amount per share equal to the amount paid for each preferred share held plus all accrued but unpaid dividends.

5.2 Constraints

There are no constraints on the ownership of securities of the Company.

5.3 Ratings

Neither the Company, nor any of its subsidiaries, has received any ratings.

6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

Following the Closing, on April 27, 2021, the Common Shares were re-listed on the CSE under the trading symbol "ACT". The following table sets forth the reported intraday high and low prices and the trading volume for the Shares on the CSE, as applicable, on a monthly basis for the financial year ended May 31, 2025 and to the date of this AIF:

Month	High ($)	Low ($)	Volume Traded
August 1 - August 26, 2025	16.79	13.90	280,689
July 1 - 30, 2025	16.95	11.88	273,097
June 2025	17.00	10.66	539,281
May 2025	12.34	7.30	490,645
April 2025	7.80	5.01	235,031
March 2025	7.95	6.52	221,364
February 2025	8.79	7.33	166,218
January 2025	9.31	7.70	206,971
December 2024	9.25	7.44	187,612
November 2024	9.56	5.60	478,198
October 2024	6.76	5.50	298,041
September 2024	6.60	5.52	331,684
August 2024*	7.02	1.82	1,558,117
July 2024	2.10	1.25	2,793,743
June 2024	1.345	1.23	682,875
May 2024	1.44	1.20	1,326,436

*Reflects the share consolidation on the basis of one (1) post-consolidation Common Share for three and one quarter (3.25) pre-consolidation Common Share effective August 20, 2024.

6.2 Prior Sales

From June 1, 2024 to the date of this AIF, the Company has issued the class of outstanding unlisted securities in the following table:

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security ($)	Expiry Date (if applicable)
Warrants(1)	June 17, 2024	417,088	5.20	June 17, 2026
Finder's Warrants(1)	June 17, 2024	22,787	5.20	June 17, 2026
Options(1)	August 6, 2024	826,169	6.50	August 6, 2029
Warrants	November 8, 2024	47,058	4.675 (USD)	November 8, 2029
Warrants	December 03, 2024	5,000	4.675 (USD)	November 8, 2029
Warrants	December 11, 2024	1,123	4.675 (USD)	November 8, 2029
Options	January 15, 2025	40,000	9.00	January 15, 2026
Options	January 15, 2025	270,000	9.00	January 15, 2030
Warrants	June 11, 2025	473,934	10.13 (USD)	June 11, 2028
Warrants	June 20, 2025	71,090	10.13 (USD)	June 20, 2028
Options	July 3, 2025	743,500	13.50	July 3, 2030
RSUs(2)	July 3, 2025	100,000	-	-

1. Adjusted on a post-consolidation basis.

2. The RSUs granted on July 3, 2025 will vest in three tranches, with 35,000 RSUs vesting on July 3, 2025, 35,000 RSUs vesting on January 3, 2026 and 30,000 RSUs vesting on July 3, 2026.

7. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF, no securities are held in escrow.

8. DIRECTORS AND EXECUTIVE OFFICERS

8.1 Name, Occupation and Security Holding

The following table sets the name, residence and principal occupation of each director and executive officer of the Company. In addition, the table shows the date on which each individual first became a director and/or officer and the number of Common Shares that each individual beneficially owns, or exercises control or direction over, directly or indirectly, as of the date of this AIF. The information as to shares owned beneficially, not being within the knowledge of the Company, has been forwarded by the directors and officers individually.

See summary table on the following page.

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director or Officer Since
Ofer Vicus Ontario, Canada CEO, Executive Chair and Director	Founder and CEO of Aduro Energy Inc. since November 2011, Ofer Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners.

Mr. Vicus has previously worked in leadership positions with other companies, including Spectronix Ltd. (2004-2006), a company that designed and manufactured EX optical flame detectors. As the Vice President of Business Development for Spectronix Ltd., Mr. Vicus supported the organization through operation and service.

Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007-2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising.

	Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering by Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).	April 23, 2021 to present

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director or Officer Since
David Weizenbach Ontario, Canada COO	Mr. Weizenbach has been working closely with Aduro since January 2025 in a consulting capacity, supporting operational planning and scale-up strategy, before being appointed COO of the Company effective July 1, 2025.

Mr. Weizenbach has over 30 years of experience in engineering leadership, operations, and industrial technology integration, including 25 years at NOVA Chemicals, Mr. Weizenbach combines technical expertise with organizational insight. His background encompasses process automation, safety systems, capital project delivery, and operational governance across a range of heavy industrial environments. Mr. Weizenbach brings a comprehensive background in operations leadership, engineering systems, and risk-informed project planning. His experience in managing complex technical environments and guiding organizations through technology transitions will support the commissioning of the Next Generation Process pilot plant and lay the foundation for the Company's demonstration-scale facility and future commercial deployment.

	Mr. Weizenbach also spent more than 25 years with NOVA Chemicals where he progressed through senior roles spanning process automation, capital projects, and the United Nation's sustainability initiative, Responsible Care. He unified automation teams into a cohesive function supporting nine operating units, enabling the deployment of advanced alarm management systems, simulator-based operator training, and standardized operator interfaces. As capital projects leader, he managed portfolios ranging from maintenance-scale to multi-year investments, ensuring alignment with corporate schedules, safety goals, and performance metrics. He also led emergency response, occupational health and safety, industrial hygiene, and environmental compliance programs, where he strengthened safety culture and improved risk management systems.	July 1, 2025 to present
Mena Beshay British Columbia, Canada CFO and Secretary	Mr. Beshay has over 20 years of experience in senior financial leadership positions. He has an extensive background in financial stewardship, strategic planning, mergers & acquisitions, debt, and equity financing, and he has led operational and financial turnarounds. He was appointed as Director on the Board at Charbone Hydrogen, a TSX-V listed company developing Canadian green hydrogen facilities, in April 2022 and resigned from the Board on December 23, 2024.

Previously, Mr. Beshay served as Chief Financial Officer and Global Head of Corporate Development at CloudMD, a TSX-V listed company developing a connected healthcare ecosystem. His prior experience also includes senior finance, audit, and compliance roles at Enercare (acquired by Brookfield Infrastructure), Domtar, and Deloitte.

	Mr. Beshay is a Chartered Professional Accountant and is a graduate of McGill University as part of their Honours in Accounting program.	May 2, 2022 to present

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director or Officer Since
Eric Appelman, Netherlands Chief Revenue Officer	Mr. Appelman brings 35 years of experience in a variety of jobs and companies in the chemical industry. Mr. Appelman worked with Unilever in their edible oils' business; he was technical director at Sigma Coatings and EVP for innovation, market development and corporate strategy at the Swedish multinational Perstorp. Most recently Mr. Appelman was CTO and Marketing & Sales Director at Brightlands Chemelot Campus, the largest industrial innovation environment for the chemical industry in the world. Throughout his six-year tenure at the Brightlands Chemelot Campus, Mr. Appelman has been at the forefront of innovation.	September 11, 2023 to present
W. Marcus Trygstad Texas, United States Principal Scientist and Director	Mr. Trygstad served as the Company's CTO from April 23, 2021 to April 14, 2024 and has been the Company's Principal Scientist since April 14, 2024. Co-founder of Aduro Energy, W. Marcus Trygstad, has over 25 years of experience in the development and application of advanced strategies for monitoring, controlling, and optimizing industrial processes, particularly in the downstream refining, petrochemical, pharmaceutical, and specialty chemical industries. His focus on fundamental process chemistry led to the genesis of Aduro's Intellectual Property and early patent applications.

Prior to Aduro Energy, Mr. Trygstad was involved in various technology developments as principal inventor and author of patent applications in advanced monitoring technology. Mr. Trygstad previously served as application scientist, business development manager, technical sales consultant, and product manager with various companies including ABB Ltd. (2000-2006), where he served as Application and Business Development Manager and Technical Sales Consultant; Invensys Plc (2006-2009), where he led the collaborative development, productization, and commercialization of sampling technology and measurement solutions for enabling Invensys offerings to the refining industry; and Yokogawa Electric Corporation (2012 - 2019), where he was involved in the technology development of process monitoring and measurement-enabled optimization solutions.

	Mr. Trygstad holds a B.A. Chemistry (St. Olaf College, Minnesota) and pursued Masters level studies in chemistry, material science & engineering, and chemometrics (University of Utah).	April 23, 2021 to present

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director or Officer Since
Peter Kampian(2) Ontario, Canada Director	Peter Kampian is a seasoned financial executive with previous experience in leadership roles in startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, clean technologies, manufacturing, cannabis and mining.

Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. where he acted as Chief Financial Officer at 4Front Ventures Inc., Chief Restructuring Officer for PharmHouse Inc. and various other consulting and restructuring roles. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is also on the board of Matador Technologies Inc. (TSXV-MATA). Mr. Kampian previously held board positions on various public and private companies in Canada and the United States.

	Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).	April 23 2021 to present
James E. Scott(2) Colorado, USA Director	James (Jim) Scott is an entrepreneur and investor with a unique blend of transaction, operating and leadership experience. Since 1998, Jim has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank.
Jim is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in, or buying, lower market operating businesses. Jim has served on the boards of several public, private and non-profit companies, including StateHouse Holdings, PaySimple Inc. and the YMCA of Metropolitan Denver. Jim is currently the CEO of California-based, StateHouse Holdings.

	Jim began his career in investment banking in 1992 with Salomon Brothers Inc. in their domestic mergers and acquisitions group. He also worked for SBC Warburg in their global chemicals investment banking and M&A groups. Jim graduated Summa Cum Laude from Boston University School of Management in finance and operations management.	February 22, 2022 to present

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director or Officer Since
Marie Grönborg(2) , Sweden Director	Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of global experience in the chemical and clean-tech industries.

Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets.

In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world's first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage.

	She is also a new member of the board at Lantmännen, a Swedish agricultural cooperative with activities in the entire value chain from farm to fork, and the Swedish start-up company Bioextrax focusing on bio-based technologies for global companies. During 2020-2024, Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was acquired by Altor in early 2024.	November 2023 to present

(1) Information has been furnished by the respective officers/directors individually.

(2) Member of the Audit Committee

As of the date of this AIF, the directors and executive officers of the Company beneficially own, directly or indirectly, as a group 11,304,484 Common Shares representing approximately 36.48% of all outstanding Common Shares on a non-dilutive basis. Inclusive of vested and unvested options and Warrants, the total share ownership of Aduro's directors and executive officers as of the date of this AIF is 13,584,783 Common Shares representing approximately 43.84% of all outstanding Common Shares on a fully diluted basis.

The Company has one committee of the Board: the Audit Committee. The Audit Committee is comprised of three independent directors with significant experiences on boards and with public and private companies, as described above, such that each director is financially literate. The Audit committee consists of Peter Kampian (Chair), James Scott and Marie Grönborg. The Company's Audit Committee Charter is attached hereto as Schedule A.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Peter Kampian was Chief Financial Officer of DionyMed Brands Inc. from November 2018 to March 2020. A receiver was appointed for DionyMed Brands Inc. by the Supreme Court of British Columbia on October 29, 2019.

Peter Kampian was a director of James E Wagner Cultivation Corporation ("JWC") and also a member of the special committee of the board of JWC, which is mandated to restructure the financial affairs of JWC. JWC filed for protection under the Companies' Creditor Arrangement Act on April 1, 2020. On August 28, 2020, the sale of the JWC assets was completed and Mr. Kampian resigned from the board of JWC.

James Scott was a director of StateHouse Holdings, Inc ("StateHouse") from April 2022 to October 2024. The Ontario Securities Commission issued a failure-to-file cease trade order ("FFCTO") against StateHouse on May 8, 2024. The FFCTO was revoked on August 8, 2024. Additionally, StateHouse made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act  on October 10, 2024 after StateHouse's assets located in the United States were put into receivership.

To the knowledge of the Company, other than as disclosed above, no director, officer or promoter of the Company, or a securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been, within 10 years before the date of this AIF, a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under applicable securities laws, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Bankruptcies

Other than as disclosed above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3 Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests with they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the knowledge of the Company, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promotes and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

9. PROMOTERS

Mr. Vicus and Mr. Trygstad are promoters of the Company. Both individuals took the initiative in founding and organizing Aduro Energy and were instrumental in facilitating the Transaction. Mr. Vicus beneficially owns, directly or indirectly, or exercise control or direction over, an aggregate of 9,790,015 Common Shares, on an undiluted basis, being 31.59% of the outstanding Shares. Mr. Trygstad beneficially owns, directly or indirectly, or exercise control or direction over, an aggregate of 1,260,762 Common shares, on an undiluted basis, being 4.07% of the outstanding Shares. See "Directors, Officers and Promoters" for additional information.

During the year ended May 31, 2022, Aduro provided Mr. Vicus with cash advancements for a total amount of $62,057 with an additional amount of $16,016 advanced during the year ended May 31, 2023. No further advances have been made to date, with the amount currently due of $78,073 being unsecured, non-interest bearing and with no specific terms of repayment.

10. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

To the knowledge of the Company, no director, officer or promoter of the Company, or a securityholder holding sufficient securities of the Company to affect materially the control of the Company, has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making a decision about the Transaction.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or an associate or affiliate of a director, executive officer or principal shareholder of the Company, has any material interest, direct or indirect, in any transaction which has occurred within the three years before the date of this AIF or in any proposed transaction, that has materially affected or will materially affect the Company or a subsidiary of the Company.

12.  TRANSFER AGENT AND REGISTRAR

Aduro's transfer agent and registrar for its Common Shares is Computershare Investor Services Inc., of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. Transfers may be recorded in Toronto, Ontario or Vancouver, British Columbia.

13. MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company during the year ended May 31, 2021 and to the date hereof which are currently in effect and considered to be material:

(a) the Securities Exchange Agreement, as described elsewhere in this AIF;

(b) the Amendment Agreement, as described elsewhere in this AIF; and

(c) the Listing Statement, as described elsewhere in this AIF.

The Company confirms that it has posted on SEDAR+ all material contracts listed in this AIF.

14. INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or Affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or Affiliate of the Company and no such person is a promoter of the Company or an Associate or Affiliate of the Company. De Visser Gray LLP is independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

As a technology company primarily focused on research and development, Aduro collaborates with experts in the science and technology fields.

Dr. Paul Charpentier: Dr. Paul Charpentier is an expert in chemistry and alternative energy applications. He is a professor at Western University and has extensive experience in the field of chemical recycling and renewable energy. Dr. Charpentier has led numerous research projects focused on innovative recycling technologies, including the Hydrochemolytic™ technology (HCT) developed by Aduro Clean Technologies. His work has significantly contributed to the advancement of chemical recycling processes and the development of sustainable energy solutions.

Dr. Cedric Briens: Dr. Cedric Briens is a professor at Western University and an expert in chemical engineering. He has a strong background in process design and optimization, particularly in the context of polymer recycling and chemical processing. Dr. Briens has collaborated with Dr. Charpentier on several research initiatives, including the joint research project with Aduro Clean Technologies. His expertise in supercritical fluids and polymer recycling has been instrumental in advancing the Hydrochemolytic™ technology and its practical applications.

15. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

Additional information relating to the Company's Audit Committee may be found in the Company's most recent MD&A, available on SEDAR+ at www.sedarplus.ca. In addition, the Company's Audit Committee Charter is attached hereto as Schedule A.

Additional financial information is provided in Aduro's audited financial statements and related management discussion and analysis for its financial year ended May 31, 2024 available on SEDAR+ at www.sedarplus.ca.

SCHEDULE A

Audit Committee Charter

A- 1

ADURO CLEAN TECHNOLOGIES INC.

(the "Company")

AUDIT COMMITTEE CHARTER

1.  Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2.  Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1  Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company. If the Company ceases to be a "venture issuer" as that term is defined in Multilateral Instrument 52-110 entitled "Audit Committees" ("MI 52-110"), then all of the members of the audit committee shall be free from any material relationship with the Company within the meaning of MI 52-110.

2.2  Financial Literacy of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. A person is generally considered "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.  Meetings

The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4.  Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1  External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

d) review and recommend to the Board the compensation to be paid to the external auditors; and

e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company;

b) and ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3  Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

a) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

b) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

c) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

a) review and approve the interim financial statements prior to their release to the public; and

b) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

a) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4  Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

a) The audit committee may satisfy the requirement for the pre-approval of nonaudit services if:

i. the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

ii. the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

a) The audit committee may also satisfy the requirement for the pre-approval of nonaudit services by adopting specific policies and procedures for the engagement of nonaudit services, if:

i. the pre-approval policies and procedures are detailed as to the particular service;

ii. the audit committee is informed of each non-audit service; and

iii. the procedures do not include delegation of the audit committee's responsibilities to management.

4.5  Other Responsibilities

The audit committee shall:

a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

d) review the policies and procedures in effect for considering officers' expenses and perquisites;

e) perform other oversight functions as requested by the Board; and

f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.